

File No. 82-2954

November 15, 2004



Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Madam/Sir:

Subject **Molson Inc. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Molson Inc., a corporation organized under the laws of Canada ("Molson"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Molson is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by endorsing the enclosed copy of this letter and returning the same to us in the enclosed self-addressed, stamped envelope.

Yours truly

Carole Gagnon
Corporate Administrator

Tel.: (514) 590-6338
Fax: (514) 590-6358
E-mail: cxgagnon@molson.com

Encl.

dlw 11/22

EXHIBIT LIST

File No. 82-2954

Exhibit No.	Description	Date	Page
505	▪ Slide presentation of Scotia Capital Back-To-School Conference	Sep. 21/04	003
	▪ Slide presentation of CIBC World Markets Frontenac Conference	Oct. 01/04	015
	▪ Press Release "Molson and Coors Announce Agreement to Pay Special Dividend to Molson Shareholders"	Nov. 05/04	031
	▪ Change in Issued and Outstanding Securities Report (Form 1) filed with the Toronto Stock Exchange (TSX) for MOL.A and MOL.B for month of October 2004	Nov. 09/04	034
	▪ Change in Officers Report (Form 3) filed with the Toronto Stock Exchange (TSX)	Nov. 9/04	037
	▪ Certification of Interim Filings during Transition Period – Form 52-109FT2 filed by President and CEO	Nov. 12/04	039
	▪ Certification of Interim Filings during Transition Period – Form 52-109FT2 filed by Executive VP and CFO	Nov. 12/04	040
	▪ Confirmation Letter for filing Interim Report for the period ended Sept. 30/04	Nov. 12/04	041
	▪ Report to shareholders for the Second Quarter ended Sept. 30/04 filed Sedar on Nov. 12/04	Nov. 12/04	042
	▪ Management's Discussion and Analysis for the Second Quarter ended Sept. 30/04 filed Sedar on Nov. 12/04.	Nov. 12/04	065

Slide presentation of Scotia Capital Back-To-School Conference
Pages 003-014 - File No. 82-2954


Molson Coors Brewing Company
Reshaping the Competitive Brewing Landscape
Daniel J. O'Neill
President and Chief Executive Officer
Molson Inc.
September 2004
MOLSON


Molson's Vision has Remained Consistent
1. To become one of the best performing brewers in the world, as measured by...
2. To remain one of the best performing brewers in the world, as measured by...
3. To regain the position as one of the best performing brewers in the world, as measured by...
Long Term Returns to Shareholders
MOLSON
Coors
1


Molson Has Delivered Best in Class Returns to Shareholders in Last Five Years
Last Five Fiscal Years
Molson 286.4%
AmBev 138.3%
Lion Nathan 137.9%
FEMSA 69.1%
SABMiller 53.8%
Cervecerias Unidas 52.8%
Foster's Group 48.1%
Anheuser-Busch 45.0%
Adolph Coors 37.7%
Carlsberg 26.7%
Grupo Modelo 11.8%
Quilmes 5.7%
Heineken 3.7%
San Miguel 0.9%
Scottish & Newcastle -0.2%
Interbrew * -1.2%
Fiscal 2004
Quilmes 140.2%
SABMiller 91.6%
Cervecerias Unidas 74.4%
Lion Nathan 57.9%
Scottish & Newcastle 57.0%
FEMSA 49.6%
Adolph Coors 45.3%
Carlsberg 42.0%
Interbrew 38.3%
Grupo Modelo 37.4%
Foster's Group 32.9%
AmBev 26.1%
Anheuser-Busch 11.3%
Molson 9.5%
Heineken 9.5%
San Miguel -5.0%
Source: Bloomberg
Total returns in US$ at March 31, 2004
* Since IPO – November 2000
MOLSON
Coors
2


Current Footprint has Experienced Challenges in Last Six Months Increasing Risks of Previous Plan
Clear Priorities Exist in Each of the Existing Businesses
Growth Beyond Core
Canada
Brazil
USA
Export Strategy
M&A Activity
Share Gain:
• Segments
• Regions
• Outlets
Strategic Pricing
Innovation
Deliver P125
Share Gain:
• With price
Volume
Distribution
Resolve growth strategy with Coors
Gain import price status
Identify product portfolio
Build international volume through focus on 2-3 investment markets
Seek to export to additional markets with limited investment of people or dollars
Address risks from continued market consolidation
Provide potential for sustained growth and shareholder value potential
A-B like consistency
Achieve targets
Execute plan to become large
Growth driver
Three Year Focus / Immediate Priorities
Moved up in importance
MOLSON
Coors
3

Global Industry Consolidation Driving Partners to Moves that Could Impact Molson Value

- Interbrew / AmBev deal is a potential 'trigger' for 'next wave' of bigger consolidation moves
  - All players revisiting their M&A growth game plan
  - Mid-sized players realizing that they are likely sellers
  - Giants are awake: AB and Heineken could accelerate the consolidation
- Molson's major partners (Coors, Heineken) very likely to be involved in major deals impacting their Canadian and US strategies

MOLSON Coors 4

Consolidation Could Lead to Value Destruction
Most Immediate Impact with Coors and/or Heineken

	Potential Deals with Risk to Molson	Conflict with Molson Portfolio of Brands
Coors	Interbrew/AmBev	• Coors brand in Canada • Molson brands in US
	Heineken	• Heineken and Coors brands in Canada • Risk they go alone or team with other Cdn brewer
	SAB/Miller	• Moderate risk in Canada • US marginalized
Heineken	Anheuser-Busch	• Heineken brand in Canada • Increased domestic competition or pricing pressure
	Femsa	• Modelo brands in Canada

Risk to Molson is not only immediate impact, but loss of choice and options: Molson must preempt the outcome

MOLSON Coors 5

Molson and Coors: The Right Combination



&



- North America's oldest brewer
- 13th largest brewer in the world
- Leading position in Canada; growth opportunity in Brazil

- Established in 1873 by Adolph Coors
- 8th largest brewer in the world
- Leading brands in US and UK beer markets

Rich Brewing Heritage, Experienced Management, Leading Brands



Coors

6

Merger Improves Likelihood of Regaining the Vision

- To secure the current commercial relationship with Coors, which represents 20% of Molson's total shareholder value
- To identify and obtain $175 million in synergies, which would not be available to Molson otherwise:
  - Capitalizes on Molson's proven track record in delivering cost savings
- To be able to drive top line sales in Canada through increased marketing investments behind Molson Canadian and Coors Light
- To reduce the financial impact of Brazil, allowing Molson shareholders greater time to receive the payback from the Brazil investment
- To expand brewing operations in Montreal and Toronto by adding 2M hl of beer: new jobs supported with new capital investment

MOLSON

Coors

7

Makes Perfect Sense

- **Creates top-5 brewer with the operational scale to succeed in the global brewing industry**
  - Strong market positions in some of the world's largest beer markets
  - Broader geographic base provides diversified sources of revenue, profit and cash
- **Experienced management team to ensure smooth integration and capitalize on growth opportunities**
  - 126 years of consumer industry experience
  - Proven integration skills
- **Natural strategic and cultural fit**
  - Complementary product lines and operational geography
  - Existing strong working relationships
  - Common values, operating philosophies and heritages

Objective is to deliver top quartile shareholder returns

MOLSON Coors 8

With Broad Scope & Scale

- Pro forma LTM net sales and EBITDA[1] of approximately US$6.0 billion and US$1.0 billion, respectively
- Combined 2003 volume of 60M hl/51M US bbls
- Combined product portfolio of more than forty brands



LIGHT
CANADIAN
CARLING
Kaiser
ZIMA
XXX
KEYSTONE ICE
EXPORT
Coors
DRY
ASPEN
Bavaria

- Distribution and/or licensing agreements with leading international brewers including Heineken, Grolsch, FEMSA, and Grupo Modelo

(1) EBITDA represents earnings before interest, tax, depreciation and amortization.

MOLSON Coors 9


Enhanced Platform in Developed Markets, Balanced Emerging Market Exposure
• Strong positions in world's highest margin beer markets
• Growth opportunities through underdeveloped regions/brands in mature markets and Brazil
2003 Volume 60M hl
17%
47%
21%
16%
LTM Net Sales US$6B
5%
28%
41%
26%
LTM EBITDA US$1B
23%
34%
43%
US(1) Canada UK(2) Brazil
(1) Includes Coors' America's segment
(2) Includes Coors' Europe segment
Strong geographically diversified company
MOLSON
Coors
10


With Leading Positions in Key Markets
Source: Datamonitor and Brewers of Canada (2003)
Strong brands in some of the world's largest beer markets
MOLSON
Coors
11

Country	Top Brand	Rank	All Brands Market Share	All Brands Rank
Canada	Canadian	#1	43%	#1
United Kingdom	Carling	#1	21%	#2
United States	Coors Light	#3	11%	#3
Brazil	Kaiser	#3	11%	#3

Enhanced Financial Strength

Pro Forma LTM Molson Coors	
(US$M)	
Net sales	$6,036
Operating income	694
Margin	*11.5%*
EBITDA	996
Margin	*16.5%*
Free cash flow*	723

*Defined as EBITDA – CAPEX
CAD/USD exchange rate of 1.34
Excludes potential synergies
LTM (last twelve months) ended June 30, 2004

- Substantially enhanced financial strength, and financial flexibility
- Net Debt / LTM EBITDA ratio of 1.9x
- LTM interest coverage of 7.1x
- US$175M in identified synergies

Financial strength and flexibility drives growth in revenue, profits and returns

MOLSON Coors 12

Synergies

	Expected Savings (US$M)	% of Pro Forma Cost Base
Brewery Network Optimization	$60	1.1%
Procurement Savings	43	0.8
SG&A	40	0.8
Best In Class Savings	12	0.2
Organizational Design	10	0.2
Other	10	0.2
Total	**$175**	**3.3%**

Molson Coors has identified a clear path to substantial synergies

MOLSON Coors 13

Significant Opportunity for Margin Expansion

	EBITDA to Net Sales					Molson Coors	
	CY99	CY00	CY01	CY02	CY03	Without Synergies	With 100% Synergies
Molson*	**18.3%**	**18.9%**	**20.3%**	**22.9%**	**22.8%**	**16.5%**	**19.5%**
Coors	**12.1%**	**12.2%**	**12.2%**	**14.1%**	**13.6%**		
AmBev	21.1%	28.7%	30.5%	36.9%	35.4%		
A-B	25.9%	26.4%	27.6%	28.2%	28.8%		
Interbrew	23.3%	21.2%	21.0%	21.0%	21.3%		
Heineken	17.2%	17.1%	17.5%	17.6%	20.2%		

** Years aligned for comparison purposes; CY99 to CY01 as reported in F02 annual report under the comparable basis; CY02 and CY03 exclude gains on sales and charges for rationalization*

US$175M in synergies represent 300 basis points of margin improvement with significant opportunities for further margin expansion

MOLSON Coors

14

Revenue Growth Opportunities

Canada

- Unleash Coors Light; redirect dollars from Canadian Light to Canadian
- Support value entry to regain share and drive volume savings
- Utilize the ARC technology from UK to drive on-premise listings

USA

- Continue to support Coors Light in developmental regions, capitalizing on improving brand attribute ratings
- Expand testing of Marca Bavaria
- Leverage Molson Canadian, Zima, and Molson XXX in the complete US system

UK

- Opportunity for Molson Lager

Brazil

- Investigate the appeal of Coors Light

Funding from synergies provides additional support for critical brands in key markets


MOLSON


Coors

15

Financially Compelling Combination

- Synergies drive profits and value creation
- Combined enterprise value of approximately US$8.4B
- US$6.0B in pro forma last twelve months net revenue and US$1.0B in pro forma last twelve months EBITDA pre-synergies
- Pro forma free cash flow* in excess of US$700M
- Enhanced financial strength and greater flexibility

*Defined as EBITDA – CAPEX

Increased size creates the financial strength and flexibility to drive future growth

MOLSON Coors 16

Calendar 2003 Pro Forma Income*

(US$M)	Molson	Coors	Pro Forma Pre-synergies	Pro Forma $175M Synergies
Net sales	1,770.3	4,000.1	5,754.4	5,754.4
EBIT	358.0	307.4	583.1	758.1
Margin	*20.2%*	*7.7%*	*10.1%*	*13.2%*
EBITDA	404.6	544.2	945.6	1,120.6
Margin	*22.9%*	*13.6%*	*16.4%*	*19.5%*

* As detailed in preliminary proxy filing

Margin Expansion, Stronger Cash Flow, Increased Profits

MOLSON Coors 17

Pro Forma Balance Sheets*

(US$M)	Molson	Coors	Pro Forma
Cash	53.9	36.2	90.1
Total current assets	**454.4**	**1,128.5**	**1,600.7**
PP&E	892.8	1,411.0	2,462.2
Total assets	**3,195.3**	**4,531.9**	**11,209.7**
Total current liabilities	**815.1**	**1,175.9**	**2,015.5**
Total debt	995.5	1,142.1	2,167.2
Minority interests	114.5	29.8	135.2
Shareholders equity	848.2	1,425.4	4,843.6
Total liabilities and shareholders equity	**3,195.3**	**4,531.9**	**11,209.7**

* As detailed in preliminary proxy filing as at June 27, 2004

Low leverage provides Molson Coors the financial flexibility to grow

MOLSON Coors 18


2003 UK Market Share Grew 1.2% to 20.3%...
Coors Owned Brands
2002 %
2003 %
Growth PPs
Total Trade 19.1 20.3 + 1.2
On Trade 20.2 21.7 + 1.5
Off Trade 17.2 18.2 + 1.0
Source: BBPA
MOLSON
Coors
19


...Which Is a Continuation of Consistent Strong Growth in Both the On-Trade...
Owned Brand Market Share - On Trade
22%
21%
20%
19%
18%
19.3%
19.7%
20.2%
21.7%
2000
2001
2002
2003
On-Trade (~65% of CBL volume)
MOLSON
Coors
20


...and the Off-Trade
Owned Brand Market Share - Off-Trade
19%
18%
18%
17%
17%
16%
16%
15%
15%
14%
15.4%
17.1%
17.2%
18.2%
2000
2001
2002
2003
Off-Trade (~35% of CBL volume)
MOLSON
Coors
21

Forward Looking Statements

This presentation includes "forward-looking statements" within the meaning of the U.S. federal securities laws. Forward-looking statements are commonly identified by such terms and phrases as "would", "may", "will", "expects" or "expected to" and other terms with similar meaning indicating possible future events or actions or potential impact on the businesses or shareholders of Adolph Coors Company and Molson Inc. (separately and together the "Companies"). Such statements include, but are not limited to, statements about the anticipated benefits, savings and synergies of the merger between Adolph Coors Company and Molson, Inc., including future financial and operating results, Coors' and Molson's plans, objectives, expectations and intentions, the markets for Coors' and Molson's products, the future development of Coors' and Molson's business, and the contingencies and uncertainties to which Coors and Molson may be subject and other statements that are not historical facts. The presentation also includes information that has not been reviewed by the Companies' independent auditors. There is no assurance the transaction contemplated in this presentation will be completed at all, or completed upon the same terms and conditions described. All forward-looking statements in this presentation are expressly qualified by information contained in each company's filings with regulatory authorities. The Companies do not undertake to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.

The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the ability to obtain required approvals of the merger on the proposed terms and schedule; the failure of Coors and Molson stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; and disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers. Additional factors that could cause Coors' and Molson's results to differ materially from those described in the forward-looking statements can be found in the periodic reports filed by Coors with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov). Neither Coors nor Molson undertakes and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

Stockholders are urged to read the joint proxy statement/management information circular regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/management information circular, as well as other filings containing information about Coors, without charge, at the Securities and Exchange Commission's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/management information circular can also be obtained, without charge, by directing a request to Adolph Coors Company, 311 10th Street, Golden, Colorado 80401, Attention: Investor Relations, (303) 279-6565. The respective directors and executive officers of Coors and Molson and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Coors's directors and executive officers is available in the 2003 Annual Report on Form 10-K filed with the Securities and Exchange Commission by Coors on March 12, 2004, and information regarding Molson's directors and executive officers will be included in the joint proxy statement/management information circular. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.




22


Molson Coors Brewing Company
Reshaping the Competitive Brewing Landscape
Daniel J. O'Neill
President and Chief Executive Officer
Molson Inc.
September 2004
MOLSON


Molson Coors Brewing Company
Reshaping the Competitive Brewing Landscape
Leo Kiely
President and
Chief Executive Officer
Adolph Coors Company
Daniel J. O'Neill
President and
Chief Executive Officer
Molson Inc.
October 2004
MOLSON
Coors


Forward Looking Statements
This presentation includes "forward-looking statements" within the meaning of the U.S. federal securities laws. Forward-looking statements are commonly identified by such terms and phrases as "would", "may", "will", "expects" or "expected to" and other terms with similar meaning indicating possible future events or actions or potential impact on the businesses or shareholders of Adolph Coors Company and Molson Inc. (separately and together the "Companies"). Such statements include, but are not limited to, statements about the anticipated benefits, savings and synergies of the merger between Adolph Coors Company and Molson, Inc., including future financial and operating results, Coors' and Molson's plans, objectives, expectations and intentions, the markets for Coors' and Molson's products, the future development of Coors' and Molson's business, and the contingencies and uncertainties to which Coors and Molson may be subject and other statements that are not historical facts. The presentation also includes information that has not been reviewed by the Companies' independent auditors. There is no assurance the transaction contemplated in this presentation will be completed at all, or completed upon the same terms and conditions described. All forward-looking statements in this presentation are expressly qualified by information contained in each company's filings with regulatory authorities. The Companies do not undertake to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.
The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the ability to obtain required approvals of the merger on the proposed terms and schedule; the failure of Coors and Molson stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; and disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers. Additional factors that could cause Coors' and Molson's results to differ materially from those described in the forward-looking statements can be found in the periodic reports filed by Coors with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov). Neither Coors nor Molson undertakes and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.
Stockholders are urged to read the joint proxy statement/management information circular regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/management information circular, as well as other filings containing information about Coors, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/management information circular can also be obtained, without charge, by directing a request to Adolph Coors Company, 311 10th Street, Golden, Colorado 80401, Attention: Investor Relations, (303) 279-6565. The respective directors and executive officers of Coors and Molson and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Coors's directors and executive officers is available in the 2003 Annual Report on Form 10-K filed with the Securities and Exchange Commission by Coors on March 12, 2004, and information regarding Molson's directors and executive officers will be included in the joint proxy statement/management information circular. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.
MOLSON
Coors
2

Molson's Vision Has Remained Consistent

1. To become one of the best performing brewers in the world, as measured by...
2. To remain one of the best performing brewers in the world, as measured by...
3. To regain the position as one of the best performing brewers in the world, as measured by...

Long Term Returns to Shareholders

MOLSON Coors 3


Molson Has Delivered Best in Class Returns to Shareholders in Last Five Years
Last Five Fiscal Years
Molson 286.4%
AmBev 138.3%
Lion Nathan 137.9%
FEMSA 69.1%
SABMiller 53.8%
Cervecerias Unidas 52.8%
Foster's Group 48.1%
Anheuser-Busch 45.0%
Adolph Coors 37.7%
Carlsberg 26.7%
Grupo Modelo 11.8%
Quilmes 5.7%
Heineken 3.7%
San Miguel 0.9%
Scottish & Newcastle -0.2%
Interbrew * -1.2%
Fiscal 2004
Quilmes 140.2%
SABMiller 91.6%
Cervecerias Unidas 74.4%
Lion Nathan 57.9%
Scottish & Newcastle 57.0%
FEMSA 49.6%
Adolph Coors 45.3%
Carlsberg 42.0%
Interbrew 38.3%
Grupo Modelo 37.4%
Foster's Group 32.9%
AmBev 26.1%
Anheuser-Busch 11.3%
Molson 9.5%
Heineken 9.5%
San Miguel -5.0%
Source: Bloomberg
Total returns in US$ at March 31, 2004
* Since IPO – November 2000
MOLSON
Coors
4


Current Footprint has Experienced Challenges in Last Six Months Increasing Risks of Previous Plan
Clear Priorities Exist in Each of the Existing Businesses
Growth Beyond Core
Canada
Brazil
USA
Export Strategy
M&A Activity
Share Gain:
• Segments
• Regions
• Outlets
Strategic Pricing
Innovation
Deliver P125
Share Gain:
• With price
Volume
Distribution
Resolve growth strategy with Coors
Gain import price status
Identify product portfolio
Build international volume through focus on 2-3 investment markets
Seek to export to additional markets with limited investment of people or dollars
Address risks from continued market consolidation
Provide potential for sustained growth and shareholder value potential
A-B like consistency
Achieve targets
Execute plan to become large
Growth driver
Three Year Focus / Immediate Priorities
Moved up in importance
MOLSON
Coors
5

Global Industry Consolidation Driving Partners to Moves that Could Impact Molson Value

- Interbrew / AmBev deal is a potential 'trigger' for 'next wave' of bigger consolidation moves
  - All players revisiting their M&A growth game plan
  - Mid-sized players realizing that they are likely sellers
  - Giants are awake: AB and Heineken could accelerate the consolidation
- Molson's major partners (Coors, Heineken) very likely to be involved in major deals impacting their Canadian and US strategies

MOLSON Coors 6

Consolidation Could Lead to Value Destruction
Most Immediate Impact with Coors and/or Heineken

	Potential Deals with Risk to Molson	Conflict with Molson Portfolio of Brands
Coors	Interbrew/AmBev	• Coors brand in Canada • Molson brands in US
	Heineken	• Heineken and Coors brands in Canada • Risk they go alone or team with other Cdn brewer
	SAB/Miller	• Moderate risk in Canada • US marginalized
Heineken	Anheuser-Busch	• Heineken brand in Canada • Increased domestic competition or pricing pressure
	Femsa	• Modelo brands in Canada

Risk to Molson is not only immediate impact, but loss of choice and options: Molson must preempt the outcome

MOLSON | Coors | 7


Molson and Coors: The Right Combination
MOLSON
Coors
&
• North America's oldest brewer
• 13th largest brewer in the world
• Leading position in Canada; growth opportunity in Brazil
• Established in 1873 by Adolph Coors
• 8th largest brewer in the world
• Leading brands in US and UK beer markets
Rich Brewing Heritage, Experienced Management, Leading Brands
MOLSON
Coors
8

Merger Improves Likelihood of Regaining the Vision

- To secure the current commercial relationship with Coors, which represents 20% of Molson's total shareholder value
- To identify and obtain $175 million in synergies, which would not be available to Molson otherwise:
  - Capitalizes on Molson's proven track record in delivering cost savings
- To be able to drive top line sales in Canada through increased marketing investments behind Molson Canadian and Coors Light
- To reduce the financial impact of Brazil, allowing Molson shareholders greater time to receive the payback from the Brazil investment
- To expand brewing operations in Montreal and Toronto by adding 2M hl of beer: new jobs supported with new capital investment


MOLSON

Coors

9

Makes Perfect Sense

- Creates top-5 brewer with the operational scale to succeed in the global brewing industry
  - Strong market positions in some of the world's largest beer markets
  - Broader geographic base provides diversified sources of revenue, profit and cash
- Experienced management team to ensure smooth integration and capitalize on growth opportunities
  - 126 years of consumer industry experience
  - Proven integration skills
- Natural strategic and cultural fit
  - Complementary product lines and operational geography
  - Existing strong working relationships
  - Common values, operating philosophies and heritages

Objective is to deliver top quartile shareholder returns

MOLSON

Coors

10

With Broad Scope & Scale

- Pro forma LTM net sales and EBITDA[1] of approximately US$6.0 billion and US$1.0 billion, respectively
- Combined 2003 volume of 60M hl/51M US bbls
- Combined product portfolio of more than forty brands



- Distribution and/or licensing agreements with leading international brewers including Heineken, Grolsch, FEMSA, and Grupo Modelo

(1) EBITDA represents earnings before interest, tax, depreciation and amortization.

MOLSON Coors 11

Enhanced Platform in Developed Markets, Balanced Emerging Market Exposure

- Strong positions in world's highest margin beer markets
- Growth opportunities through underdeveloped regions/brands in mature markets and Brazil



2003 Volume 60M hl
17%
47%
21%
16%
LTM Net Sales US$6B
5%
28%
41%
26%
LTM EBITDA US$1B
23%
34%
43%
US(1)
Canada
UK(2)
Brazil

(1) Includes Coors' America's segment
(2) Includes Coors' Europe segment

Strong geographically diversified company

MOLSON Coors 12

With Leading Positions in Key Markets

Country	Top Brand	Rank	All Brands Market Share	All Brands Rank
Canada	CANADIAN	#1	43%	#1
United Kingdom	CARLING	#1	21%	#2
United States	Coors LIGHT	#3	11%	#3
Brazil	Kaiser	#3	11%	#3

Source: Datamonitor and Brewers of Canada (2003)

Strong brands in some of the world's largest beer markets

MOLSON Coors 13

Coors Growth Model

- Leverage strength in high-share markets to grow more strong markets
- U.S. – 1st:distribution, 2nd: invest with distributors (50/205)
  - Drivers: YAM, Hispanic programming, trial channels
- U.K. – Scotland, SE/London, Carling X-Cold, Coors Fine Light
- International:
  - Mexico: Export with FEMSA sales/distribution
  - China: largest global beer market (volume), 20 cities (no breweries)
  - Japan: Zima (Coors sales force)

Reduce costs to reinvest against the front-end, grow returns on capital

MOLSON Coors 14

Coors Performance Overview: 2003

- Improvements made in key areas of the business
- Continued investments in future growth
- Generated cash and exceeded debt repayment goals
- Strengthened financial position; strengthened and grew returns on capital



In the most recent fiscal year, Coors emerged a stronger company in a very tough year.

MOLSON Coors 15

Coors Americas Segment: Coors Brewing Company

- Continued strong U.S. pricing environment
- Share maintained in a flat, highly competitive beer market
- Refined marketing strategy gaining traction with key demographic groups
- Sales organization strengthened and making progress in key markets (Hispanic) and channels (national accounts, convenience stores)
- Proven track record in improving efficiency and reducing cost of U.S. operations (Goal: US$100mm in next 5 years)
- Consistently able to generate cash, pay down debt
- Canada: 7+% volume growth; 28% pretax income growth in 2003

MOLSON Coors 16

Coors Europe Segment: Coors Brewers Limited

- Carling #1 U.K. beer brand – 30% larger than #2 brand
- Significant improvements in balancing volume and margins
- Achievements in productivity and cost reductions (new packaging lines in Burton, outsourcing of kegs and pub servicing)
- Long-term market trends play to Coors' strengths: growth in lagers, move toward off-premise/chains, where brand building is key
- 2003: Grew volume 7% and share 1.2 percentage points to 20.3%

MOLSON Coors 17


In the UK, Consistent Strong Growth
in Both the On-Trade...
Owned Brand Market Share - On Trade
22%
21%
20%
19%
18%
19.3%
19.7%
20.2%
21.7%
2000
2001
2002
2003
On-Trade (~65% of CBL volume)
MOLSON
Coors
18


...and the Off-Trade
Owned Brand Market Share - Off-Trade
19%
18%
18%
17%
17%
16%
16%
15%
15%
14%
15.4%
17.1%
17.2%
18.2%
2000
2001
2002
2003
Off-Trade (~35% of CBL volume)
MOLSON
Coors
19


Balanced Board & Management Team
Molson Independent
Molson Independent
Molson Independent
Molson Family
Chairman E. Molson
Office of Synergies & Integration
Vice Chairman D. J. O'Neill
CEO L. Kiely
Elected Independent
Elected Independent
Elected Independent
Coors Independent
Coors Independent
Coors Independent
Coors Family
Coors Family
MOLSON
Coors
20

Synergies

	Expected Savings (US$M)	% of Pro Forma Cost Base
Brewery Network Optimization	$60	1.1%
Procurement Savings	43	0.8
SG&A	40	0.8
Best In Class Savings	12	0.2
Organizational Design	10	0.2
Other	10	0.2
Total	**$175**	**3.3%**

Molson Coors has identified a clear path to substantial synergies

MOLSON Coors 21


Profit Impact and Estimated Timing
Impact on EBITDA of 100% Synergies
US$1,500M
$1,200
$900
$600
$300
$0
$413
$583
$996
$175
$1,171
Molson
Coors
Pro Forma
Synergies
Molson Coors
Expected Timing of Synergies
100%
87%
44%
Year 1
Year 2
Year 3
50% of synergy capture to occur in the first 18 months
MOLSON
Coors
22

Significant Opportunity for Margin Expansion

	EBITDA to Net Sales					Molson Coors	
	CY99	CY00	CY01	CY02	CY03	Without Synergies	With 100% Synergies
Molson*	**18.3%**	**18.9%**	**20.3%**	**22.9%**	**22.8%**	**16.5%** →	**19.5%**
Coors	**12.1%**	**12.2%**	**12.2%**	**14.1%**	**13.6%**		
AmBev	21.1%	28.7%	30.5%	36.9%	35.4%		
A-B	25.9%	26.4%	27.6%	28.2%	28.8%		
Interbrew	23.3%	21.2%	21.0%	21.0%	21.3%		
Heineken	17.2%	17.1%	17.5%	17.6%	20.2%		

** Years aligned for comparison purposes; CY99 to CY01 as reported in F'02 annual report under the comparable basis; CY02 and CY03 exclude gains on sales and charges for rationalization*

US$175M in synergies represent 300 basis points of margin improvement with significant opportunities for further margin expansion

MOLSON Coors

23

Revenue Growth Opportunities

Canada
- Unleash Coors Light; redirect dollars from Canadian Light to Canadian
- Support value entry to regain share and drive volume savings
- Utilize the ARC technology from UK to drive on-premise listings

USA
- Continue to support Coors Light in developmental regions, capitalizing on improving brand attribute ratings
- Expand testing of Marca Bavaria
- Leverage Molson Canadian, Zima, and Molson XXX in the complete US system

UK
- Opportunity for Molson Lager

Brazil
- Investigate the appeal of Coors Light

Funding from synergies provides additional support for critical brands in key markets

MOLSON Coors

24

Enhanced Financial Strength

Pro Forma LTM Molson Coors	
(US$M)	
Net sales	$6,036
Operating income	694
Margin	*11.5%*
EBITDA	996
Margin	*16.5%*
Free cash flow*	723

*Defined as EBITDA – CAPEX
CAD/USD exchange rate of 1.34
Excludes potential synergies
LTM (last twelve months) ended June 30, 2004

- Substantially enhanced financial strength, and financial flexibility
- Net Debt / LTM EBITDA ratio of 1.9x
- LTM Interest coverage of 7.1x
- US$175M in identified synergies

Financial strength and flexibility drives growth in revenue, profits and returns

MOLSON Coors 25


Molson Coors – A Key Strategic Step
Value Creation
Critical Mass
Vision
Transaction unlocks shareholder value through US$175M of merger synergies
Experienced management team can deliver upon key objectives
Creates top-5 brewer with global scale and diversity
Strong cash flow and balance sheet for further investment in business and Molson Coors' future growth
Natural strategic and cultural fit – new company to combine best of both organizations
Vision shared by family owners who have been growing the business for generations
Best-run global beer company
Enhanced position in consolidating global brewing industry
MOLSON
Coors
26


Q & A
MOLSON
Coors


Supplemental Information
MOLSON
Coors

Last Twelve Months Pro Forma Income Statement

(US$M)	Molson	Coors	Combined Pre-synergies	Combined $175M Synergies
Net sales	1,890	4,146	6,036	6,036
EBIT	365	331	696	871
Margin	*19.3%*	*8.0%*	*11.5%*	*14.4%*
EBITDA	413	585	998	1,173
Margin	*21.8%*	*14.1%*	*16.5%*	*19.4%*
Net income	187	174	361	475[1]
Free cash flow*	348	377	725	900

LTM as of June 30, 2004
CAD/USD exchange rate of 1.34
Excludes purchase accounting adjustments

* EBITDA – Capex
(1) Synergies taxed at 35%

Margin Expansion, Stronger Cash Flow, Increased Profits

MOLSON Coors 29



Pro Forma Balance Sheet

(US$M)	Molson	Coors	Combined
Cash	$10.8	$36.2	$47.1
Total current assets	**$367.6**	**$1,128.5**	**$1,496.1**
PP&E	742.3	1,411.0	2,153.3
Total assets	**$2,931.2**	**$4,532.0**	**$7,463.1**
Total current liabilities	**$760.9**	**$1,175.9**	**$1,936.8**
Total debt	840.6	1,142.1	1,982.7
Minority interests	93.5	29.8	123.2
Shareholders equity	929.7	1,425.4	2,355.1
Total liabilities and shareholders equity	**$2,931.2**	**$4,532.0**	**$7,463.1**

As of June 30, 2004
CAD/USD exchange rate of 1.34
Excludes purchase accounting adjustments

Low leverage provides Molson Coors the financial flexibility to grow

MOLSON Coors 30


Molson Coors Brewing Company
Reshaping the Competitive Brewing Landscape
October 2004
MOLSON
Coors


MOLSON

Molson and Coors Announce Agreement to Pay Special Dividend to Molson Shareholders

Pentland agrees to forego participation in special dividend

MONTREAL, Canada, and GOLDEN, Colorado, November 5, 2004 – Molson Inc. (TSX: MOL.A) and Adolph Coors Company (NYSE: RKY) today announced that in connection with the previously announced merger of the two companies, they have agreed to include a special dividend to Molson shareholders as part of the transaction. Pentland Securities (1981) Inc., a company owned by Eric H. Molson and Stephen T. Molson and controlled by Eric H. Molson, has agreed to forego any participation in the special dividend.

Both Molson Class A non-voting and Class B common shareholders, excluding Pentland, will receive C$ 3.26 per share, or a total of approximately C$ 381 million (US$ 316 million), payable as part of the plan of arrangement to Molson shareholders of record as of the last trading day immediately prior to the date of closing of the merger transaction. Had Pentland not agreed to forego participation in the special dividend, the special dividend payable to all Class A and Class B shareholders would have been C$ 3.00 per share. This payment has been approved by both companies' Boards of Directors. The other terms of the proposed merger transaction will remain as previously announced.

"Pentland's agreement to forego participation in the special dividend demonstrates a firm conviction that the Molson Coors merger is in the best interests of Molson and will bring significant value to its shareholders", said Eric H. Molson, Chairman of the Board of Molson. "Pentland is fully committed to the Molson Coors merger and no other transaction will be supported by Pentland" added Mr. Molson.

Both Coors and Molson agree that the merger is the best alternative for both companies, and are confident that the merged company can create greater levels of sustained shareholder value. Today's action provides immediate value to Molson shareholders while still enabling them to participate in the significant long-term upside of the combination.

Shareholder approval, which is required to complete the transaction, will be solicited by the companies by means of the definitive proxy statement upon completion of the SEC review process. Once the definitive proxy statement has been cleared by the SEC, it will be submitted to the Quebec Superior Court and then mailed to shareholders. Each company will then hold special shareholder meetings to approve the transaction. Assuming these approvals, and approval by the Quebec Superior Court, the companies expect to close the transaction later this year or early next year.

About Molson Inc.

Molson is Canada's largest brewer and one of the world's leading brewers of quality beer with operations in Canada, Brazil and the United States. A global brewer with CAN$3.5 billion in gross annual sales, Molson traces its roots back to 1786, making it North America's oldest beer company. Committed to brewing excellence, Molson produces an award-winning portfolio of beers including Molson Canadian, Molson Export, Molson Dry, Rickard's, A Marca Bavaria, Kaiser and Bavaria. For more information on Molson Inc., please visit the company's website at www.molson.com.

About Adolph Coors Company

Founded in 1873, Adolph Coors Company is the world's eighth-largest brewer, with $5.4 billion in annual gross sales. Its principal subsidiary is Coors Brewing Company, the third-largest brewer in the U.S., with a beverage portfolio that includes Coors Light, Coors, Aspen Edge, Killian's, Zima XXX and the Keystone family of brands. The company's operating unit in the United Kingdom, Coors Brewers Limited, is the U.K.'s second-largest brewer, with brands that include Carling -- the best-selling beer in the U.K. -- Grolsch, Worthington's, Reef and the recently launched Coors Fine Light Beer. For more information on Adolph Coors Company, please visit the company's website at www.coors.com.

Contacts

For Molson Inc.:
Investors
Danielle Dagenais
514-599-5392

Media
Sylvia Morin
514-590-6345

For Coors:
Investors
Dave Dunnewald
303-279-6565

Kevin Caulfield
303-277-6894

Media
Laura Sankey
303-277-5035

This press release includes "forward-looking statements" within the meaning of the U.S. federal securities laws. Forward-looking statements are commonly identified by such terms and phrases as "would", "may", "will", "expects" or "expected to" and other terms with similar meaning indicating possible future events or actions or potential impact on the businesses or shareholders of Adolph Coors Company and Molson Inc. (separately and together the "Companies"). Such statements include, but are not limited to, statements about the anticipated benefits, savings and synergies of the merger between Adolph Coors Company and Molson Inc., including future financial and operating results, Coors' and Molson's plans, objectives, expectations and intentions, the markets for Coors' and Molson's products, the future development of Coors' and Molson's business, and the contingencies and uncertainties to which Coors and Molson may be subject and other statements that are not historical facts. The press release also includes information that has not been reviewed by the Companies' independent auditors. There is no assurance the transaction contemplated in this release will be completed at all, or completed upon the same terms and conditions described. All forward-looking statements in this press release are expressly qualified by information contained in each company's filings with regulatory authorities. The Companies do not undertake to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.

The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the ability to obtain required approvals of the merger on the proposed terms and schedule; the failure of Coors and Molson stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; and disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers. Additional factors that could cause Coors' and Molson's results to differ materially from those described in the forward-looking statements can be found in the periodic reports filed by Coors with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov). Neither Coors nor Molson undertakes and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

Coors has filed a preliminary joint proxy statement/management information circular regarding the proposed transaction with the Securities and Exchange Commission. Stockholders are urged to read the definitive joint proxy statement/management information circular when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the definitive joint proxy statement/management information circular, as well as other filings containing information about Coors, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of the definitive joint proxy statement/management information circular and the filings with the Securities and Exchange Commission that will be incorporated by reference in the definitive joint proxy statement/management information circular can also be obtained, without charge, by directing a request to Adolph Coors Company, 311 10th Street, Golden, Colorado 80401, Attention: Investor Relations, (303) 279-6565. The respective directors and executive officers of Coors and Molson and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Coors's and Molson's directors and executive officers, and a description of their direct and indirect interests, by security holdings or otherwise, is available in the preliminary joint proxy statement/management information circular filed with the Securities and Exchange Commission.

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Molson Inc.
Symbol :	MOL.A
Reporting Period:	10/01/2004 - 10/31/2004

Summary

Issued & Outstanding Opening Balance :	105,357,713	As at :	09/30/2004
	Effect on Issued & Outstanding Securities		
Optional Stock Dividend Plan	16,085		
Stock Option Plan (Canadian)	1,100		
Other Issuances and Cancellations	104,500		
Issued & Outstanding Closing Balance :	105,479,398		

Optional Stock Dividend Plan

Opening Reserve **773,360** As at : 09/30/2004

Effective Date	Securities Listed	Securities Issued
10/01/2004		16,085
Totals	0	16,085

Closing Reserve: **757,275** As at : 10/31/2004

Stock Option Plan (Canadian)

Stock Options Outstanding Opening Balance: **5,869,580** As at : 09/30/2004

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
10/31/2004	N		1,100	21,125	
Totals		0	1,100	21,125	0

Stock Options Outstanding Closing Balance: **5,847,355** As at : 10/31/2004

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
10/31/2004	Conversion (General)	104,500

Filer's comment
Conversion of shares from MOL.B to MOL.A.

Totals		104,500

Filed on behalf of the Issuer by:

Name: Carole Gagnon

Phone: 514-590-6338
Email: carole.gagnon@molson.com
Submission Date: 11/09/2004 11:52:04
Last Updated: 11/09/2004 11:21:03

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer : Molson Inc.
Symbol : MOL.B
Reporting Period: 10/01/2004 - 10/31/2004

Summary

Issued & Outstanding Opening Balance :	22,375,676	As at :	09/30/2004
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-104,500		
Issued & Outstanding Closing Balance :	22,271,176		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
10/31/2004	Conversion (General)	-104,500

Filer's comment
Conversion of shares from MOL.B to MOL.A.

Totals		-104,500

Filed on behalf of the Issuer by:

Name: Carole Gagnon
Phone: 514-590-6338
Email: carole.gagnon@molson.com
Submission Date: 11/09/2004 11:54:08
Last Updated: 11/09/2004 11:52:47

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer : Molson Inc.

Civil Title:	Mr.
First Name:	Vito
Middle Name:	
Surname:	Culmone
Date of Birth (MM/DD/YYYY):	11/30/1964
Has a PIF been submitted:	No	When:

Type of Change	Position Title	Effective Date
New	Vice President, Finance, Corporate	10/15/2004

Filed on behalf of the Issuer by:

Name:	Carole Gagnon
Phone:	514-590-6338
Email:	carole.gagnon@molson.com
Submission Date:	11/09/2004 11:58:57
Last Updated:	11/09/2004 11:58:57

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer : Molson Inc.

Civil Title:	Mr.	
First Name:	Brian	
Middle Name:	Joseph	
Surname:	Bidulka	
Date of Birth (MM/DD/YYYY):	11/14/1964	
Has a PIF been submitted:	No	When:

Type of Change	Position Title	Effective Date
Terminated/Resigned	Vice President Controller	10/15/2004

Occupies another position and is no longer an officer of Molson Inc.

Filed on behalf of the Issuer by:

Name:	Carole Gagnon
Phone:	514-590-6338
Email:	carole.gagnon@molson.com
Submission Date:	11/09/2004 12:02:32
Last Updated:	11/09/2004 12:02:32



Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Daniel J. O'Neill, President and Chief Executive Officer of Molson Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Molson Inc. (the issuer) for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

November 12, 2004

Daniel J. O'Neill
President and Chief Executive Officer
Molson Inc.



Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Brian Burden, Chief Financial Officer of Molson Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Molson Inc. (the issuer) for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

November 12, 2004

Brian Burden
Executive Vice President and Chief Financial Officer
Molson Inc.

CONFIRMATION LETTER

November 12, 2004

TO:
Filing Jurisdiction(s):

X	Nova Scotia Securities Commission	X	Securities Division (NFLD)
X	Canadian Venture Exchange - AB	X	Alberta Securities Division
X	Saskatchewan Securities Commission	X	The Manitoba Securities Division
X	New Brunswick Securities Commission	X	The Toronto Stock Exchange
X	Ontario Securities Commission	X	British Columbia Secs. Commission
X	Nunavut	X	Government of Yukon
X	Prince Edward Island Securities Commission	X	Government of the Northwest Territories

Dear Sir / Madam,

RE: Molson Inc. interim report for the period ended September 30th, 2004

The following item was sent by prepaid mail on November 11th, 2004 and made available in electronic format on November 12th, 2004 (in accordance with National Policy 11-2001) to shareholders of the above-mentioned Company.

____	Proxy form	____	Management Proxy Circular
____	Annual Report	____	MD&A
____	Annual Financial Statement	____	Supplementary Card
	Notice of Annual Meeting	X	**Interim Report for the period ended September 30th, 2004**

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

The above disclosure document / files are filed with you as Agent for the Company in compliance with the regulations.

Yours very truly
CIBC MELLON TRUST COMPANY

(signed) Antonio (Tony) Iervolino
Associate Manager,
Client Relations
Tel: (514) 285-3615


MOLSON
1786


regaining
momentum

Q2

Report to Shareholders
For the second quarter ended September 30, 2004

MESSAGE TO SHAREHOLDERS

Molson's financial results for the second quarter of fiscal 2005 were significantly impacted by the Corporation recording a $210.0 million ($168 million after minority interest) impairment charge related to operations in Brazil and $19.4 million in merger-related costs and provisions for rationalization.

As a result, the Corporation incurred a consolidated operating loss of $104.0 million and a consolidated net loss of $117.9 million for the three months ended September 30, 2004. The consolidated net loss per share was $0.92.

Excluding the impairment charge, merger-related costs and provisions for rationalization, the Corporation recorded lower quarterly operating profit at $125.4 million with EBIT in Canada reaching $153.2 million. Both net earnings and net earnings per share decreased $63.3 million and $0.50 per share, respectively, when computed on the same basis.

Molson has encountered challenging market conditions in all of its regions. Consolidated net sales revenue decreased 5.8% to $674.4 million: in Canada, net sales revenue was down 3.4% owing mainly to a cooler and wetter summer as well as the continued pressure from the value segment in both Ontario and Alberta. Total Molson beer volume was down 8.4%, with Brazil down 9.6% and Canada down 6.8%. Consequently, market share followed the same trend falling to 10.6% in Brazil and 42.4% in Canada where core brand share declined 0.7 share points. Innovative initiatives taken during the past months in Canada continue to gain momentum such as the launch of COLD SHOTS, the re-launch of CANADIAN LIGHT and more recently the introduction of BOHEMIAN to the Ontario value segment market. In Brazil, Cervejarias Kaiser continues to experience challenging market conditions, yet the first quarter of new leadership under Fernando Tigre produced encouraging signs.

Subsequent to the end of the quarter, the Corporation announced that as part of the strategic review of the Brazilian operations and a result of volume declines, a decision was made to close a brewing facility in the Rio de Janeiro region and implement changes to the sales centre network. A charge of approximately $50.0 million will be taken against earnings in the coming quarters.

In addition, following first quarter results, Molson indicated, that the first quarter performance made the attainment of the annual 10% EBIT growth target a challenge. The second quarter results have confirmed that the growth target will not be met for Fiscal 2005. Going forward, there is no intent to set specific quarterly or yearly targets for any given fiscal year, including fiscal 2005.

The Board of Directors declared a quarterly dividend of $0.15 per share on the Class A non-voting shares and the Class B common shares, payable on January 1, 2005 to shareholders of record at the close of business on December 15, 2004.

Eric H. Molson
Chairman of the Board

Daniel J. O'Neill
President and Chief Executive Officer

October 28, 2004

MOLSON INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

This Management's Discussion and Analysis contains forward-looking statements reflecting management's current expectations regarding future operating results, economic performance, financial condition and achievements of the Corporation. Forward-looking statements are subject to certain risks and uncertainties and actual results may differ materially. These risks and uncertainties are detailed in Molson filings with the appropriate securities commissions and include risks related to foreign exchange, commodity prices, tax matters, foreign investment and operations as well as contingent liabilities. The Corporation undertakes no obligation to update or revise any forward-looking statements publicly.

The following comments are intended to provide a review and analysis of the Corporation's results of operations and financial position for the three and six months ended September 30, 2004 in comparison with the three and six months ended September 30, 2003, and should be read in conjunction with the consolidated financial statements and accompanying notes. Unless otherwise indicated, all amounts are expressed in Canadian dollars.

Overview

	Three months ended September 30		Six months ended September 30	
(Dollars in millions, except per share amounts)	**2004**	2003	**2004**	2003
Sales and other revenues	**$ 924.6**	$ 969.8	**$ 1,831.9**	$ 1,866.2
Brewing excise and sales taxes	**250.2**	254.2	**482.5**	488.8
Net sales revenue	**$ 674.4**	$ 715.6	**$ 1,349.4**	$ 1,377.4
Earnings before interest, income taxes and amortization (EBITDA) and the under-noted	**$ 143.3**	$ 182.0	**$ 287.4**	$ 347.2
Impairment charge	**210.0**	–	**210.0**	–
Merger related costs and provisions for rationalization	**19.4**	–	**19.4**	36.3
EBITDA	**(86.1)**	182.0	**58.0**	310.9
Amortization of capital assets	**17.9**	17.0	**35.3**	34.0
Earnings before interest and income taxes (EBIT)	**(104.0)**	165.0	**22.7**	276.9
Net interest expense	**22.6**	22.9	**42.9**	47.7
Income tax expense	**40.7**	46.2	**85.7**	88.6
Earnings (loss) before minority interest	**(167.3)**	95.9	**(105.9)**	140.6
Minority interest	**49.4**	0.6	**56.3**	10.6
Net earnings (loss)	**$ (117.9)**	$ 96.5	**$ (49.6)**	$ 151.2
Basic net earnings (loss) per share	**$ (0.92)**	$ 0.76	**$ (0.39)**	$ 1.19
Diluted net earnings (loss) per share	**$ (0.92)**	$ 0.75	**$ (0.39)**	$ 1.17
Dividends per share	**$ 0.15**	$ 0.14	**$ 0.30**	$ 0.28
Weighted average outstanding shares *(millions)*				
Basic	**127.7**	127.1	**127.6**	127.0
Diluted	**127.7**	129.2	**127.6**	129.1

EBIT is defined as earnings before interest and income taxes. The Corporation uses EBIT to evaluate the financial and operating performance of its business units and segments. The Corporation believes that EBIT is a useful indicator of profitability of its business segments. EBIT is not intended as an alternative measure of net earnings as determined in accordance with Canadian generally accepted accounting principles. Because EBIT may not be calculated identically by all companies, the presentation in the Corporation's financial statements may not be directly comparable to similarly titled measures of other companies. The reconciliation of net earnings as determined in accordance with Canadian generally accepted accounting principles to EBIT is provided in the table on page one.

For the quarter ended September 30, 2004, net sales revenue decreased 5.8% to $674.4 million compared to $715.6 million for the same period last year. The decrease reflects lower net sales in both Canada and Brazil mainly due to lower volumes. Consolidated brewing volume decreased by 8.4% to 5.13 million hectolitres versus 5.59 million hectolitres for the same period last year with volume down by 6.8% and 9.6% in Canada and Brazil respectively.

In the second quarter of fiscal 2005, as part of its continuing strategic review of its Brazilian operations, the Corporation recorded an impairment charge of $168.0 million after minority interest ($210.0 million at the EBIT level).

Also in the quarter, the Corporation incurred $19.4 million ($13.2 million net of tax and minority interest) of costs related to the proposed merger between Molson Inc. and the Adolph Coors Company ("Coors") and other unrelated provisions for rationalization. The merger related costs incurred to date are $16.0 million. The provisions for rationalization of $3.4 million consist of $2.2 million in Canada and $1.2 million in Brazil.

The net loss for the three months ended September 30, 2004 was $117.9 million and net loss per share was $0.92.

Excluding the current quarter's impairment charge, the merger related costs and provisions for rationalization, net earnings for the period were $63.3 million or a 34.4% decrease from $96.5 million for the same period last year. Net earnings per share decreased 34.2% to $0.50 per share on the same basis.

The net loss for the six months ended September 30, 2004 was $49.6 million compared to net earnings of $151.2 million for the six months ended September 30, 2003. The prior year's earnings included a charge for the plant closure in Brazil in the amount of $43.3 million (R$92.2 million). In addition, the Corporation completed the sale, in the prior year's first quarter, of a residual property adjacent to the Barrie brewery for a pre-tax gain of $7.0 million.

Excluding the impairment charge and merger related costs in the current quarter and the provisions for rationalization costs in both years, net earnings for the six-month period was $131.6 million or a 27.3% decrease from $181.1 million for the same period last year. Net earnings per share decreased 27.9% to $1.03 per share compared to $1.43 per share last year on the same basis.

For the three month period ended September 30, 2004, EBIT in Canada decreased 4.9% to $153.2 million excluding the merger related costs and provisions for rationalization of $18.2 million, and reflects cooler and wetter summer weather and the continued strength of the value segment in certain regional markets. Canada's EBIT for the six months ended September 30, 2004 declined 1.8%, excluding the merger related costs in the current quarter and provisions for rationalization in both years. Brazil's EBIT in the quarter and year-to-date was negatively impacted by higher expenditures in both marketing and sales centre costs, as well as lower volumes.

Net interest expense for the quarter was $22.6 million which was $0.3 million lower than the prior year reflecting an overall decrease in average debt and related interest expense in Canada for the three-month period partially offset by higher net debt and interest bearing liabilities in Brazil. For the six months ended September 30, 2004, net interest expense was $42.9 or $4.8 million lower than the same period last year.

The effective tax rate for the three months ended September 30, 2004 was 45.4% compared to 32.5% last year reflecting the mix of earnings and no tax recovery being recorded on the Brazil losses. The effective tax rate for the six months ended September 30, 2004 on net earnings was 43.8% compared to 32.5% last year. The effective tax rate for both the three and six month period ending September 30, 2004 exclude the impairment charge, merger related costs and provisions for rationalization.

Review of Operations

Molson's business operations consist of the ownership of 100% of Molson Canada; 80% of Cervejarias Kaiser Brasil, S.A. ("Kaiser"); 49.9% of Coors Canada (results proportionately consolidated) and a 50.1% interest in Molson USA, which markets and distributes the Molson brands in the United States (results also proportionately consolidated).

Net Sales Revenue

Net sales revenue in the quarter decreased by 5.8% to $674.4 million reflecting lower volumes in Canada and Brazil partially offset by favourable consumer prices in Canada. In addition, the impact of declining foreign exchange rates (Brazilian real and the US dollar) relative to the Canadian dollar had a negative impact on the consolidated net sales revenue figure when measured in Canadian dollars.

The following table details certain financial information by business unit:

	Sales From External Customers				Net Sales Revenue			
(Dollars in millions)	Three months ended September 30		Six months ended September 30		Three months ended September 30		Six months ended September 30	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003
Canada	**744.1**	768.8	**1,477.9**	1,495.7	**579.0**	599.5	**1,159.2**	1,161.9
Brazil	**162.0**	179.7	**311.8**	327.2	**79.7**	98.2	**154.2**	179.0
United States	**18.5**	21.3	**42.2**	43.3	**15.7**	17.9	**36.0**	36.5
Consolidated	**924.6**	969.8	**1,831.9**	1,866.2	**674.4**	715.6	**1,349.4**	1,377.4

	EBITDA				EBIT			
(Dollars in millions)	Three months ended September 30		Six months ended September 30		Three months ended September 30		Six months ended September 30	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003
Canada	**165.4**	173.1	**331.4**	336.8	**153.2**	161.1	**307.6**	313.1
Brazil	**(20.7)**	10.1	**(41.7)**	12.1	**(26.4)**	5.1	**(53.2)**	1.9
United States	**(1.4)**	(1.2)	**(2.3)**	(1.7)	**(1.4)**	(1.2)	**(2.3)**	(1.8)
Totals before the following:	**143.3**	182.0	**287.4**	347.2	**125.4**	165.0	**252.1**	313.2
Impairment charge	**(210.0)**	–	**(210.0)**	–	**(210.0)**	–	**(210.0)**	–
Merger related costs and provisions for rationalization	**(19.4)**	–	**(19.4)**	(36.3)	**(19.4)**	–	**(19.4)**	(36.3)
Consolidated	**(86.1)**	182.0	**58.0**	310.9	**(104.0)**	165.0	**22.7**	276.9

Industry Volume and Molson Market Share

The following table sets out industry volume and Molson volume in Canada, Molson volume shipped to the United States as well as Molson's volume in Brazil during the three and six months ended September 30, 2004 and 2003:

Volume

	Three months ended September 30		Six months ended September 30	
(Hectolitres in millions)	**2004 Estimated**	2003 Actual	**2004 Estimated**	2003 Actual
Industry volume in Canada [i]	**6.08**	6.12	**12.00**	12.01
Molson (Canada)	**2.58**	2.76	**5.10**	5.35
Molson production for shipment to the United States	**0.42**	0.47	**0.92**	1.00
Brazil	**2.13**	2.36	**4.10**	4.41
Total Molson volume	**5.13**	5.59	**10.12**	10.76

[i] *Sources: Brewers of Canada, provincial liquor authorities and industry distribution companies.*

Total estimated industry sales volume in Canada decreased 0.6% from 6.12 million hectolitres to 6.08 million hectolitres for the three months ended September 30, 2004, compared to the same period last year reflecting poor weather conditions across certain significant regions in Canada. Molson's volume in Canada decreased 6.8% to 2.58 million hectolitres during the same period with volume declines in both the Ontario/West and Quebec/Atlantic regions. Molson's overall production for sale in the United States declined 12.0% and Brazil volume declined 9.6% in the quarter.

For the six months ended September 30, 2004, total estimated industry sales volume in Canada was virtually unchanged at 12.00 million hectolitres, compared to the same period in fiscal 2004. Molson's volume in Canada decreased 4.8% to 5.10 million hectolitres during the same period. Molson's production for sale in the United States declined 7.5% while volume in Brazil declined 7.1% to 4.10 million hectolitres.

Canada

Net sales revenue decreased by 3.4% to $579.0 million in the quarter reflecting lower volumes and partially offset by higher consumer prices when compared to last year. EBIT decreased 16.2% to $135.0 million for the three months ended September 30, 2004. EBIT, excluding the merger related costs and provisions for rationalization in the amount of $18.2 million, decreased 4.9% to $153.2 million. The EBIT decline was attributed to lower volumes from industry declines and market share erosion due to the strengthening value segment in certain regional markets.

For the six months ended September 30, 2004, net sales revenue was virtually flat, declining by 0.2% to $1,159.2 million reflecting lower volumes partially offset by increased consumer prices. EBIT, excluding the merger related costs in the current year and the provisions for rationalization in both years, decreased 1.8% to $307.6 million. P125 continues to progress well and remains on track to deliver savings of approximately $43 million in this fiscal year. To date, savings of $18 million have been achieved in the six months ended September 30, 2004.

Market Share (%)

	Three months ended September 30		Six months ended September 30	
	2004 Estimated	2003 Actual	**2004 Estimated**	2003 Actual
Including sales of imports:				
Canada	**42.4**	45.2	**42.5**	44.6
Quebec/Atlantic	**42.3**	45.7	**42.8**	44.4
Ontario/West	**42.5**	44.9	**42.4**	44.7

Sources: Brewers of Canada, provincial liquor authorities and industry distribution companies.

Molson's core brand share decreased 0.7 share points on a national basis during the three months ended September 30, 2004 and the six-month period was unchanged from the prior year. Average market share for all beer sold in Canada declined 2.8 share points to 42.4% from 45.2% for the three months ended September 30, 2004 compared to the same period last year. This decline was due to the continued development of a deep discount value segment in both Ontario and Alberta as well as softness in Quebec when compared to strong volumes last year as a result of a competitor's labour disruption.

The Quebec/Atlantic region's core brand share decreased 0.8 share points for the three months ended September 30, 2004 and increased 0.1 share point for the six months ended September 30, 2004. Total market share decreased 3.4 share points from 45.7% to 42.3% due mostly to the strong performance last year during a competitor's labour disruption. Despite the share declines, there continues to be positive results from the launch of Cold Shots®, continued growth of ExLight® and the strong performance of Coors Light®.

In Ontario/West, core brand market share decreased 0.6 share points for the three months ended September 30, 2004 and was unchanged for the six months ended September 30, 2004 when compared to previous year levels. The overall region's market share declined 2.4 share points from 44.9% to 42.5%. The Ontario and Alberta markets continue to experience strong competitor discount activity and continues to expand supported by regional brewers and beer companies which benefit from preferential tax rates. The Corporation is undertaking significant actions to address this growing segment. In Ontario the Corporation has introduced Bohemian to compete with deep discount brands and stem the softening of the market share due to the growth of the value segment. In addition, there continues to be strong momentum and consumer response to the launch of Canadian Cold Shots® and re-launch of Canadian Light®.

Brazil

The following table summarizes the operating results of Molson's Brazilian business in Brazilian reais and the equivalent Canadian dollar amounts:

	Three months ended September 30				Six months ended September 30			
(Currency in millions)	BRL		CAD		BRL		CAD	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003
Sales from external customers	**368.2**	382.0	**162.0**	179.7	**704.0**	696.7	**311.8**	327.2
Net sales revenue	**181.0**	208.8	**79.7**	98.2	**348.3**	381.3	**154.2**	179.0
EBITDA [(i)]	**(47.3)**	21.8	**(20.7)**	10.1	**(94.2)**	26.0	**(41.7)**	12.1
EBIT [(i)]	**(60.3)**	11.1	**(26.4)**	5.1	**(120.1)**	4.2	**(53.2)**	1.9

(i) Results for the quarter ended September 30, 2004 exclude the impairment charge of $210.0 million and the rationalization provision of $1.2 million, before minority interest.

Due to declining sales volumes and the loss of market share, the Corporation revised its long-term forecast of net cash flows from operations in Brazil. The resulting decline in the value of the investment was reflected by a $210.0 million ($168.0 million after minority interest) impairment charge which reduces the goodwill by $130.0 million ($104.0 million after minority interest) and other intangible assets by $80.0 million ($64.0 million after minority interest).

Total sales volume for the quarter was 2.13 million hectolitres compared to 2.36 million hectolitres last year representing a decline of 9.6%. Approximately 66% of the quarter's volume decline occurred in July, which had been a stronger month in fiscal 2004 as Kaiser price increases at that time lagged behind general market increases. While Kaiser continues to experience challenging market conditions, there are encouraging signs under the first full quarter of leadership of Fernando Tigre, CEO of Cervejarias Kaiser Brasil. The declines in monthly volumes have slowed, as evidenced by September results of a volume reduction of 2.4% when compared to the same period in last year.

Volume and market share in the geographic areas where Kaiser has implemented sales centres have generally improved, however the incremental contribution margin is not sufficient to cover the additional operating costs.

Year-to-date volume was 4.10 million hectolitres compared to 4.41 million hectolitres for the same period last year, a decline of 7.1%, which represents an improvement in trend against the 17.7% decline in the same period last year.

Total estimated Molson market share in Brazil was 10.6% for the three-month period ended September 30, 2004 compared to 13.1% for the same period last year and 10.9% for the six months ended September 30, 2004 compared to 13.0% last year, according to ACNielsen data.

Net sales revenue decreased 13.3% from R$208.8 million to R$181.0 million reflecting primarily the 9.6% volume decline in the quarter. Although Kaiser experienced an overall increase in gross revenue per hectolitre in reais of 5.0% for the quarter versus last year, tax increases implemented in certain regions in the latter part of the Corporation's fourth quarter of fiscal 2004 were not fully passed on to the consumer and continue to negatively affect net sales revenue and margin. For the six-month period ended September 30, 2004, net sales revenue decreased 8.6% from R$381.3 million to R$348.3 million.

Net sales revenue, as measured in Canadian dollars, decreased 18.8% in the current quarter and 13.8% year-to-date reflecting the variance in the Brazilian real exchange rate in addition to the above-noted factors.

EBIT in the current quarter was adversely affected by the operating costs of the sales centres established in the latter part of fiscal 2004 and reflected a net variance of approximately R$18 million to the same period last year. In addition, Kaiser incurred higher marketing costs of approximately R$11 million when compared to the same period last year primarily related to increased television advertising during the Olympic Games. General and administrative costs increased marginally reflecting higher depreciation expense while fixed costs were flat with last year.

During the first quarter of fiscal 2004, the Corporation recorded a charge of $43.3 million relating to the closure of the Ribeirão Preto plant in Brazil represented by a $37.5 million write-down of fixed assets to net recoverable amount and employee severance and other closure costs of $5.8 million. There is no remaining accrual.

As part of its continuing strategic review of the Brazilian operations, the Corporation will record a charge of approximately $50.0 million against earnings in the coming quarters, relating to the closure of the Queimados brewery and organization right-sizing including sales centres.

On October 28, 2004, the Board of Directors of the Corporation approved the closure of the Queimados plant. The earnings charge relating to the plant closure, which is estimated at $35 million, will consist mainly of a fixed asset write down.

Kaiser's competitive environment remains intense and sales and market share growth as well as profitability are the biggest challenges facing the brewer. The Corporation is reviewing its overall corporate debt structure as it relates to Brazilian operations to reduce net interest expense and minimize overall risk. Given recent operating losses, the Corporation is planning to refinance a portion of its Brazilian debt with a capital injection from Canada of $45.0 million. Under the new management team, Kaiser looks to make gains in expanded distribution, continue the revitalization of the key brands, review the overall commercial structure, eliminate duplications with bottlers and aggressively pursue cost saving projects.

United States

Molson USA, which is owned 50.1% by Molson and 49.9% by the Coors Brewing Company ("Coors"), is a dedicated business unit in the United States focused on clear operating objectives and a well-defined brand portfolio – Canadian®, Canadian Light®, Golden®, Molson Ice® as well as Molson XXX®. Molson USA is responsible for the marketing and selling of these brands in the United States with Coors providing the sales, distribution and administrative support.

The following table summarizes the operating results of Molson's business in the United States in US dollars and the equivalent Canadian dollar amounts:

Three months ended September 30

(Dollars in millions)	USD		CAD		Molson 50.1% Share CAD	
	2004	2003	**2004**	2003	**2004**	2003
Sales from external customers	**28.2**	30.8	**37.0**	42.5	**18.5**	21.3
Net sales revenue	**23.9**	25.9	**31.3**	35.7	**15.7**	17.9
EBITDA	**(2.2)**	(1.7)	**(2.9)**	(2.3)	**(1.4)**	(1.2)
EBIT	**(2.2)**	(1.7)	**(3.0)**	(2.4)	**(1.4)**	(1.2)

Six months ended September 30

(Dollars in millions)	USD		CAD		Molson 50.1% Share CAD	
	2004	2003	**2004**	2003	**2004**	2003
Sales from external customers	**63.1**	62.3	**84.3**	86.5	**42.2**	43.3
Net sales revenue	**53.7**	52.5	**71.8**	72.8	**36.0**	36.5
EBITDA	**(3.4)**	(2.5)	**(4.5)**	(3.5)	**(2.3)**	(1.7)
EBIT	**(3.5)**	(2.6)	**(4.7)**	(3.7)	**(2.3)**	(1.8)

Overall, Molson's total and Canadian® trademark volume in the United States for the three months ended September 30, 2004 were down 6.9% and 9.5%, respectively, compared to the same period last year. The reasons for the decline in the quarter have been traced primarily to the state of Michigan and to declines in specialty pack volume, specifically 36 and 55 pack cans. In Michigan, volume was down 18% due to heavy focus on specialty packages in the same period last year. In total, 36 and 55 pack cans account for 54% of total volume decline in the quarter.

For the six months ended September 30, 2004 Molson's total and Canadian® trademark volume was down 5.1% and 7.2%, respectively.

While total net sales revenue declined 7.7%, net sales revenue per hectolitre increased in the current quarter 6.6%, versus the same period last year as measured in US dollars. This increase in revenue realization is driven by strong front line price increases and improved brand and package mix, driven primarily by the super premium pricing of Molson XXX®. During the quarter, these gains in pricing were offset by increased operational costs arising primarily from unfavourable foreign exchange.

Over the coming quarters, restoring growth on the Canadian® trademark, as well as continued focus on slowing the Molson Ice® and Golden® declining volume will remain a priority.

Selected Consolidated Quarterly Financial Information

	September 30,		June 30,		March 31,		December 31,	
(Dollars in millions, except per share amounts)	**2004**	2003	**2004**	2003	**2004**	2003	**2003**	2002
Net sales revenue	**$ 674.4**	$ 715.6	**$ 675.0**	$ 661.8	**$ 524.8**	$ 501.5	**$ 623.3**	$ 641.3
Net earnings before the following items, net of tax [(i)]:	**$ 63.3**	$ 96.5	**$ 68.3**	$ 84.6	**$ 42.2**	$ 59.6	**$ 59.6**	$ 66.1
Merger related costs and provisions for rationalization	**(13.4)**	–	**–**	(38.5)	**–**	–	**–**	–
Impairment charge	**(210.0)**	–	**–**	–	**–**	–	**–**	–
Minority interest on Brazil's impairment charge and provisions for rationalization	**42.2**	–	**–**	8.6	**–**	–	**–**	–
Tax adjustment related to changes in enacted future income tax rates	**–**	–	**–**	–	**–**	–	**(16.0)**	–
Net earnings (loss)	**$ (117.9)**	$ 96.5	**$ 68.3**	$ 54.7	**$ 42.2**	$ 59.6	**$ 43.6**	$ 66.1
Net earnings (loss) per share - basic	**$ (0.92)**	$ 0.76	**$ 0.54**	$ 0.43	**$ 0.33**	$ 0.47	**$ 0.34**	$ 0.52
Net earnings (loss) per share - diluted	**$ (0.92)**	$ 0.75	**$ 0.53**	$ 0.42	**$ 0.33**	$ 0.46	**$ 0.34**	$ 0.51

(i) Restated by $0.9 million and $1.0 million in each of the quarters ended December 31, 2002 and March 31, 2003 respectively, reflecting the previously disclosed stock option expense.

Financial Condition and Liquidity

Molson's consolidated balance sheet, together with comparative figures, is summarized as follows:

As at *(Dollars in millions)*	**September 30, 2004**	September 30, 2003	March 31, 2004
Current assets	**$ 374.2**	$ 434.9	$ 430.2
Less current liabilities	**(1,085.7)**	(783.7)	(1,025.4)
Working capital	**(711.5)**	(348.8)	(595.2)
Investments and other assets	**131.8**	130.3	129.7
Property, plant and equipment	**991.2**	990.3	1,022.4
Intangible assets	**2,117.0**	2,375.3	2,348.3
	$ 2,528.5	$ 3,147.1	$ 2,905.2
Represented by:			
Long-term debt	**$ 585.7**	$ 1,034.2	$ 788.4
Deferred liabilities	**323.6**	398.7	359.1
Future income taxes	**415.9**	382.1	400.2
Minority interest	**78.9**	151.6	138.1
	1,404.1	1,966.6	1,685.8
Shareholders' equity	**1,124.4**	1,180.5	1,219.4
	$ 2,528.5	$ 3,147.1	$ 2,905.2

In fiscal 2005, working capital requirements, excluding the current portion of long-term debt, will continue to be funded through cash generated from operations and available credit facilities. The Corporation intends to refinance long-term debt of $279.9 million (March 31, 2004 - $259.9 million) which has been included in current liabilities with either a new term loan or floating rate notes. The working capital deficit as at September 30, 2004, excluding the $279.9 million (March 31, 2004 - $259.9 million) of long-term debt, was $431.6 million (March 31, 2004 - $335.3 million) which was $82.8 million below last year due mainly to lower accounts receivable and prepaids in addition to the increase in Brazil current debt due to continued operating losses.

Shareholders' Equity

For the three and six month period ended September 30, 2004, the Corporation did not repurchase any Class A non-voting or Class B common shares. In the three-month period ended September 30, 2003, the Corporation repurchased 60,300 Class A non-voting shares at a price of $34.99 per share and no Class B common shares. In the six-month period ended September 30, 2003, the Corporation repurchased 751,000 Class A non-voting shares at prices ranging between $32.15 and $34.99 and no Class B common shares.

The total number of Class A non-voting and Class B common shares outstanding at September 30, 2004 were 127,733,389 (127,110,143 at September 30, 2003) consisting of 105,357,713 (104,662,423 at September 30, 2003) Class A non-voting shares and 22,375,676 (22,447,720 at September 30, 2003) Class B common shares.

Dividends

Dividends declared to shareholders totalled $19.2 million in the three-month period ended September 30, 2004, compared with $17.8 million for the same period last year. In fiscal 2005, Molson's quarterly dividend rate was increased by $0.01 or 7% to $0.15 per share effective in the first quarter.

The Board of Directors declared a quarterly dividend of $0.15 per share on the Class A non-voting shares and the Class B common shares. This dividend is payable on January 1, 2005 to shareholders of record at the close of business on December 15, 2004.

The dividends declared are consistent with the previously announced dividend policy, approved by the Board of Directors in November 2001, which targets a dividend payout range of 25% - 30% of trailing net earnings, before the impairment charge, merger related costs and provisions for rationalization.

Financial Instruments and Long-Term Liabilities

Molson's consolidated long-term debt was as follows:

As at *(Dollars in millions)*	September 30, 2004	September 30, 2003	March 31, 2004
Molson Inc.			
Term loan	$ **29.9**	$ 89.7	$ 59.9
Debentures	**–**	150.0	150.0
Floating rate notes	**250.0**	200.0	250.0
Molson Canada			
Debentures	**576.0**	579.0	577.6
Brazil	**137.0**	80.9	97.9
	992.9	1,099.6	1,135.4
Less current portion	**407.2**	65.4	347.0
	$ **585.7**	$ 1,034.2	$ 788.4

The medium-term note program is an agreement under which the Corporation may agree to issue debt under terms and conditions that are only determined at the time of placement of the debt. As such, the Corporation's term loan and the $250.0 million floating rate notes are classified as current liabilities. It is the Corporation's intention to refinance with either a new term loan or through the medium-term note program.

Dominion Bond Rating Service, or DBRS, current credit rating for Molson Inc. and Molson Canada's ratings is A (low) and A respectively. On July 20, 2004, DBRS announced that its long-term ratings of Molson Inc. and Molson Canada were placed under review with negative implications, pending clarification of the proposed merger transaction. DBRS stated that once the structure of the combined company is final, DBRS would be in a position to assess how the proposed merger would impact Molson's credit ratings.

On July 26, 2004 Standard and Poor's revised its outlook on Molson Inc. and Molson Canada to negative from stable. At the same time, the BBB+ long-term credit rating on Molson Inc. and Molson Canada was affirmed.

On September 16, 2004, a third party bank exercised its right to cancel the interest rate swap which converted $100.0 million of the Corporation's floating rate note maturing September 16, 2005 to a fixed rate. The Corporation also has an interest rate swap for $100.0 million which converts the Molson Canada debenture due June 2, 2008 with a fixed rate of 6.0% to a variable rate.

On October 19, 2004, the one year $50.0 million floating rate note matured and was refinanced using the term loan credit facility.

Changes in Cash Flows

The increase in cash of $4.2 million in the current quarter and year-to-date, together with a comparison for fiscal 2004, is summarized below:

	Three months ended September 30		Six months ended September 30	
(Dollars in millions)	**2004**	2003	**2004**	2003
Provided from operating activities	**$ 155.4**	$ 234.7	**$ 137.5**	$ 139.3
Used for investing activities	**(10.4)**	(15.0)	**(15.5)**	(6.5)
Used for financing activities	**(138.6)**	(177.6)	**(122.1)**	(95.3)
Increase (decrease) in cash from continuing operations	**6.4**	42.1	**(0.1)**	37.5
Increase (decrease) in cash from discontinued operations	**(2.1)**	5.5	**(2.4)**	0.8
Effect of exchange rate changes on cash	**(0.1)**	(0.8)	**-**	0.1
Increase (decrease) in cash	**$ 4.2**	$ 46.8	**$ (2.5)**	$ 38.4

For the three months ended September 30, 2004, cash provided from operating activities decreased 33.8% to $155.4 million from $234.7 million in the same period last year. The decrease reflects lower net earnings, before the non-cash impairment charge, lower working capital and increased pension funding in comparison to prior year.

Included in operating activities is cash provided from working capital of $85.7 million in the quarter which relates to lower accounts receivable and prepaids partially offset by lower accounts payable.

During the current quarter and the previous year's quarter, cash used for investing activities consisted primarily of additions to property, plant and equipment.

Cash used for financing activities in the second quarter of fiscal 2005 included a net reduction in long-term debt of $135.8 million and $14.0 million from the securitization of accounts receivable offset by dividends paid of $18.8 million. In the second quarter of fiscal 2004 cash used for financing activities included a net decrease in long-term debt of $170.6 million, $10.0 million from the securitization of accounts receivable offset by dividends paid of $17.1 million.

Cash used for discontinued operations consisted of $2.1 million in the second quarter of fiscal 2005 and $5.5 million provided from in the second quarter of fiscal 2004 for operating activities to fund obligations previously provided for in the accounts.

Impairment Charge

In the second quarter of fiscal 2005, Molson recorded an impairment charge of $210.0 million ($168.0 million after minority interest). As at March 31, 2004, Molson estimated that the fair value of the Brazil intangible assets exceeded their book value and that strategic initiatives underway to grow volume would be successful. A review of the performance achieved during the first half of fiscal 2005 made it clear that volume growth would be more difficult to achieve and take more time than anticipated. Accordingly, in determining the value of the Brazil goodwill and intangible assets, assumptions were revised to reflect this more conservative estimate.

Outlook

On July 21, 2004, the Corporation entered into a definitive agreement with Coors to combine the two companies in a merger of equals.

If the merger is successful Coors will change its name to Molson Coors Brewing Company ("Molson Coors") and will be the world's fifth largest brewing company by volume, with combined beer sales of 60 million hectoliters and a strong foundation of established brands in four of the world's top eight beer markets.

The transaction is structured as a share exchange whereby Molson Inc. shares will, through a series of exchanges, be exchanged for shares of Molson Coors common stock and/or exchangeable shares of Molson Coors ExchangeCo, a subsidiary of Molson Coors.

The combination is expected to unlock significant value for shareholders. From the outset, value creation will come from the ability to focus marketing investments on core brands to grow revenues and the ability to capture an expected US$175 million in annualized synergies, half of which are expected to be realized within the first 18 months following completion of the merger. Secondly, a stronger overall financial platform will lead to deeper support of core brands and key markets to drive revenue, share and volume growth. Finally the merger will create the scale and balance sheet strength to allow Molson Coors Brewing Company to compete more effectively in the increasingly global and highly dynamic brewing industry long-term.

The transaction is subject to applicable shareholder, regulatory and court approvals. The first step in the shareholder approval process was accomplished on September 17, 2004 with the filing by Coors of a preliminary proxy circular with the Securities and Exchange Commission (SEC) in the U.S.

In Canada, industry volume is expected to grow marginally over the next 12 months consistent with historical levels with the value segment continuing to grow.

The Corporation is focused on strengthening the Canadian® franchise and growing core brands in order to grow volume and ultimately overall share.

In Brazil, the focus remains on growing volume, increasing distribution and closing the price gap while at the same time aggressively controlling costs. The competitive environment has stiffened with the emergence of a third brewer and continued pressure on market share growth.

Comparative Figures

Certain comparative figures have been restated to conform to the current year's basis of presentation.

MOLSON INC.

CONSOLIDATED STATEMENTS OF EARNINGS – UNAUDITED

	Three months ended September 30		Six months ended September 30	
(Dollars in millions, except share and per share amounts)	**2004**	2003	**2004**	2003
Sales and other revenues	**$ 924.6**	$ 969.8	**$ 1,831.9**	$ 1,866.2
Brewing excise and sales taxes	**250.2**	254.2	**482.5**	488.8
Net sales revenue	**674.4**	715.6	**1,349.4**	1,377.4
Costs and expenses				
Cost of sales, selling and administrative costs	**531.1**	533.6	**1,062.0**	1,030.2
Impairment charge (note 3)	**210.0**	–	**210.0**	–
Merger related costs and provisions for rationalization (note 4)	**19.4**	–	**19.4**	36.3
	760.5	533.6	**1,291.4**	1,066.5
Earnings (loss) before interest, income taxes and amortization	**(86.1)**	182.0	**58.0**	310.9
Amortization of capital assets	**17.9**	17.0	**35.3**	34.0
Earnings (loss) before interest and income taxes	**(104.0)**	165.0	**22.7**	276.9
Net interest expense	**22.6**	22.9	**42.9**	47.7
Earnings (loss) before income taxes	**(126.6)**	142.1	**(20.2)**	229.2
Income tax expense	**40.7**	46.2	**85.7**	88.6
Earnings (loss) before minority interest	**(167.3)**	95.9	**(105.9)**	140.6
Minority interest	**49.4**	0.6	**56.3**	10.6
Net earnings (loss)	**$ (117.9)**	$ 96.5	**$ (49.6)**	$ 151.2
Net earnings (loss) per share				
Basic	**$ (0.92)**	$ 0.76	**$ (0.39)**	$ 1.19
Diluted	**$ (0.92)**	$ 0.75	**$ (0.39)**	$ 1.17

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS – UNAUDITED

Six months ended September 30, 2004 and 2003 *(Dollars in millions)*	**2004**	2003
Retained earnings - beginning of year	**$ 818.5**	$ 676.8
Change in accounting policy (note 2)	–	(3.7)
Retained earnings - beginning of year, as restated	**818.5**	673.1
Net earnings (loss)	**(49.6)**	151.2
Cash dividends declared	**(37.5)**	(33.7)
Stock dividends declared	**(0.9)**	(1.8)
Excess of share repurchase price over weighted-average stated capital (note 7)	-	(20.4)
Retained earnings - end of period	**$ 730.5**	$ 768.4

The accompanying notes to the consolidated financial statements are an integral part of these statements.

MOLSON INC.

CONSOLIDATED BALANCE SHEETS

(Dollars in millions)	**September 30 2004**	September 30 2003	March 31 2004
Assets	**(Unaudited)**	(Unaudited)	
Current Assets			
Cash	**$ 18.7**	$ 50.6	$ 21.2
Accounts receivable	**144.7**	163.6	167.3
Inventories	**177.8**	177.5	177.4
Prepaid expenses	**33.0**	43.2	64.3
	374.2	434.9	430.2
Investments and other assets	**131.8**	130.3	129.7
Property, plant and equipment	**991.2**	990.3	1,022.4
Intangible assets, excluding goodwill (note 3)	**1,472.2**	1,566.7	1,558.7
Goodwill (note 3)	**644.8**	808.6	789.6
	$ 3,614.2	$ 3,930.8	$ 3,930.6
Liabilities			
Current liabilities			
Accounts payable and accruals	**$ 444.1**	$ 494.3	$ 459.8
Provision for rationalization costs (note 4)	**–**	14.4	–
Income taxes payable	**26.3**	41.3	29.0
Dividends payable	**19.2**	17.8	17.8
Future income taxes	**188.9**	150.5	171.8
Current portion of long-term debt (note 6)	**407.2**	65.4	347.0
	1,085.7	783.7	1,025.4
Long-term debt (note 6)	**585.7**	1,034.2	788.4
Deferred liabilities	**323.6**	398.7	359.1
Future income taxes	**415.9**	382.1	400.2
Minority interest	**78.9**	151.6	138.1
	2,489.8	2,750.3	2,711.2
Shareholders' equity			
Capital stock (note 7)	**737.2**	725.4	732.3
Contributed surplus	**12.3**	6.5	8.9
Retained earnings	**730.5**	768.4	818.5
Unrealized translation adjustments	**(355.6)**	(319.8)	(340.3)
	1,124.4	1,180.5	1,219.4
	$ 3,614.2	$ 3,930.8	$ 3,930.6

The accompanying notes to the consolidated financial statements are an integral part of these statements.

MOLSON INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS – UNAUDITED

	Three months ended September 30		Six months ended September 30	
(Dollars in millions)	**2004**	2003	**2004**	2003
Operating activities				
Net earnings (loss)	**$ (117.9)**	$ 96.5	**$ (49.6)**	$ 151.2
Impairment charge (note 3)	**210.0**	–	**210.0**	–
Merger related costs and provisions for rationalization (note 4)	**19.4**	–	**19.4**	36.3
Amortization of capital assets	**17.9**	17.0	**35.3**	34.0
Future income taxes	**10.2**	15.0	**21.4**	31.0
Minority interest	**(49.4)**	(0.6)	**(56.3)**	(10.6)
Funding of deferred liabilities less than (in excess of) expense	**(17.8)**	2.5	**(37.2)**	(38.9)
Provided from (used for) working capital	**85.7**	108.6	**(4.3)**	(52.7)
Rationalization costs	**(1.4)**	(2.4)	**(1.4)**	(6.8)
Other	**(1.3)**	(1.9)	**0.2**	(4.2)
Cash provided from operating activities	**155.4**	234.7	**137.5**	139.3
Investing activities				
Additions to property, plant and equipment	**(10.2)**	(16.1)	**(14.3)**	(21.5)
Additions to investments and other assets	**(0.8)**	(2.2)	**(5.3)**	(3.7)
Proceeds from disposal of property, plant and equipment	**0.6**	1.0	**3.6**	15.4
Proceeds from disposal of investments and other assets	**–**	2.3	**0.5**	3.3
Cash used for investing activities	**(10.4)**	(15.0)	**(15.5)**	(6.5)
Financing activities				
Increase in long-term debt	**58.0**	264.0	**258.5**	345.3
Reduction in long-term debt	**(193.8)**	(434.6)	**(396.6)**	(469.4)
Securitization of accounts receivable	**14.0**	10.0	**48.0**	75.0
Shares repurchased (note 7)	**–**	(2.1)	**–**	(24.6)
Cash dividends paid	**(18.8)**	(17.1)	**(36.2)**	(31.1)
Proceeds from the exercise of stock options	**1.9**	2.2	**4.0**	9.5
Other	**0.1**	–	**0.2**	–
Cash used for financing activities	**(138.6)**	(177.6)	**(122.1)**	(95.3)
Increase (decrease) in cash from continuing operations	**6.4**	42.1	**(0.1)**	37.5
Increase (decrease) in net cash from discontinued operations (note 9)	**(2.1)**	5.5	**(2.4)**	0.8
Increase (decrease) in cash	**4.3**	47.6	**(2.5)**	38.3
Effect of exchange rate changes on cash	**(0.1)**	(0.8)	**–**	0.1
Cash, beginning of period	**14.5**	3.8	**21.2**	12.2
Cash, end of period	**$ 18.7**	$ 50.6	**$ 18.7**	$ 50.6

The accompanying notes to the consolidated financial statements are an integral part of these statements.

(Dollars in millions, except share and per share amounts)

Note 1. Significant Accounting Policies

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as outlined in note 1 of the consolidated financial statements for the year ended March 31, 2004, except as noted below. They do not conform in all respects with disclosures required for annual financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended March 31, 2004 of Molson Inc.'s 2004 Annual Report.

Note 2. Change in Accounting Policies

Effective April 1, 2004 the Corporation adopted the Canadian Institute of Chartered Accountants ("CICA") Accounting Guideline 13 "Hedging Relationships", which establishes certain conditions regarding when hedge accounting may be applied. The relevant hedging relationships will be subject to an effectiveness test on a regular basis for reasonable assurance that it is and will continue to be effective. Under these rules, any derivative instrument that does not qualify for hedge accounting will be reported on a mark-to-market basis in earnings.

Effective April 1, 2002, the Corporation adopted, on a prospective basis, the CICA Handbook section 3870 "Stock-Based Compensation and Other Stock-Based Payments". Effective April 1, 2003, the Corporation began to expense the cost of stock option grants, with a restatement of the prior period. The Corporation determines the cost of all stock options granted since April 1, 2002 using a fair value method. This method of accounting uses an option pricing model to determine the fair value of stock options granted and the amount is amortized over the period in which the related employee services are rendered. Opening retained earnings for fiscal 2004 was reduced by $3.7 reflecting the full year effect of fiscal 2003 stock option expense.

Note 3. Impairment Charge

During the current quarter the Corporation determined that the fair value of the Brazil intangible assets had decreased below book value. Accordingly, the Corporation recorded an impairment charge of $210.0 ($168.0 after minority interest) which reduces the goodwill by $130.0 ($104.0 after minority interest) and brand names by $80.0 ($64.0 after minority interest).

Note 4. Merger Related Costs and Provisions for Rationalization

On July 21, 2004, the Corporation entered into an agreement with Adolph Coors Company ("Coors") to combine the two companies. As a result of the proposed merger, $16.0 in costs were incurred in the current quarter and consist mainly of investment banking, legal and accounting fees. In addition, the Corporation recorded a charge for provisions for rationalization of $3.4, of which $1.2 relates to a sales center closure in Brazil and $2.2 relates to the previously announced reorganization in Canada.

During the first quarter of fiscal 2004, the Corporation recorded a charge of $43.3 relating to the closure of the Ribeirão Preto plant in Brazil represented by a $37.5 write-down of fixed assets to net recoverable amount and employee severance and other closure costs of $5.8. There is no remaining accrual.

(Dollars in millions, except share and per share amounts)

Note 4. Merger Related Costs and Provisions for Rationalization (cont'd)

Also in the first quarter of fiscal 2004, the Corporation completed a sale of a residual property adjacent to the Barrie brewery. A pre-tax gain of $7.0 was recorded in the provision for rationalization line in the statement of earnings which is consistent with the original Barrie plant closure provision.

Note 5. Earnings per Share

The following is a reconciliation of the weighted-average shares outstanding for basic and diluted earnings per share computations for net earnings (loss):

	Three months ended September 30		Six months ended September 30	
	2004	2003	**2004**	2003
Net earnings (loss)	**$ (117.9)**	$ 96.5	**$ (49.6)**	$ 151.2
Weighted average number of shares outstanding - (millions)				
Weighted average number of shares outstanding - basic	**127.7**	127.1	**127.6**	127.0
Effect of dilutive securities	**–**	2.1	**–**	2.1
Weighted average number of shares outstanding - diluted	**127.7**	129.2	**127.6**	129.1

The dilutive effect of outstanding stock options on earnings per share is based on the application of the treasury stock method. Under this method, the proceeds from the potential exercise of such stock options are assumed to be used to purchase Class A non-voting shares. For the three and six months ended September 30, 2004, no dilution impact was calculated due to the net loss incurred. During the first six months of fiscal 2004, options to purchase 647,450 Class A non-voting shares were not included in the calculation of diluted earnings per share as the exercise price exceeded the average market price of the shares in the six-month period.

Note 6. Long-term Debt

The Corporation had a $50.0 364-day revolving credit facility that expired on September 14, 2004 which the Corporation did not renew. There were no amounts drawn on this facility.

The floating rate note program is an agreement under which the Corporation and the placement agent may agree to issue debt under terms and conditions that are only determined at the time of placement of the debt. As such, the Corporation's term loan and the $250.0 floating rate notes are classified as current liabilities. It is the Corporation's intention to refinance this debt with either a new term loan or through the medium-term note program. On October 19, 2004, the one year $50.0 floating rate note matured and was refinanced using the term loan credit facility.

On September 16, 2004, a third party bank exercised its right to cancel the interest rate swap which converted $100.0 of the Corporation's floating rate note maturing September 16, 2005 to a fixed rate. The Corporation also has an interest rate swap for $100.0 which converted the Molson Canada debenture due June 2, 2008 with a fixed rate of 6.0% to a variable rate.

(Dollars in millions, except share and per share amounts)

Note 7. Capital Stock

The total number of Class A non-voting and Class B common shares outstanding at September 30, 2004 were 127,733,389 (127,110,143 at September 30, 2003) consisting of 105,357,713 (104,662,423 at September 30, 2003) Class A non-voting shares and 22,375,676 (22,447,720 at September 30, 2003) Class B common shares.

For the three-month and six-month period ended September 30, 2004, the Corporation did not repurchase any Class A non-voting or Class B common shares. In the three-month period ended September 30, 2003, the Corporation repurchased 60,300 Class A non-voting shares at a price of $34.99 per share and no Class B common shares as per the previously announced normal course issuer bid. In the six-month period ended September 30, 2003, the Corporation repurchased 751,000 Class A non-voting shares at prices ranging between $32.15 and $34.99 and no Class B common shares. In fiscal 2004, of the total amount of $24.6 repurchased, $4.2 was charged to capital stock based on the weighted-average stated capital with the excess of $20.4 being charged to retained earnings.

STOCK-BASED COMPENSATION

The Corporation has a stock option plan for eligible employees and non-employee directors of the Corporation, under which Class A non-voting shares of the Corporation may be purchased at a price equal to the market price of the common shares at the date of granting of the option. The options vest over a period of two, three, four or five years and are exercisable for a period not to exceed ten years from the date of the grant. At September 30, 2004, there were 5,869,580 (2003 – 5,390,800) stock options outstanding and 860,726 (2003 – 1,863,813) stock options available for future grants. During the first six months of fiscal 2005, the Corporation granted 1,055,200 (2004 – 922,800) stock options at an exercise price of $31.44 and $33.21 (2004 – ranging between $32.31 and $34.46).

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants during the six-month period: dividend yield of 1.4% (2003 – 1.6%); expected volatility of 24.7% (2003 – 25.5%), risk-free interest rate of 4.2% (2003 – 4.4%); and an expected life of 6 years (2003 – 6 years). The weighted average fair value of options granted in the six-month period is $8.84 (2003 – $9.28) per share.

The Corporation has recorded $3.4 (2003 - $2.8) related to stock option expense for the six months ended September 30, 2004.

The Corporation's contributions to the employee share ownership plan ("MESOP") of $0.8 (2003 –$0.9) were charged to earnings during the six-month period ended September 30, 2004.

As at September 30, 2004, 134,191 (2003 – 159,675) Deferred Share Units ("DSU's") are outstanding. For the six-month period ended September 30, 2004, $0.7 (2003 – $0.3) was charged to earnings representing the accrual for services provided in the period which were paid with the issuance of DSU's.

(Dollars in millions, except share and per share amounts)

Note 8. Segment Disclosures

The Corporation's business is producing and marketing beer and other malt-based beverages. Its business units are located in three main geographic regions: Canada, Brazil and the United States.

These segments are managed separately since they all require specific market strategies. The Corporation assesses the performance of each segment based on operating income or EBIT. Accounting policies relating to each segment are identical to those used for the purposes of the consolidated financial statements. Management of interest expense and income tax expense are centralized and, consequently, these expenses are not allocated among operating groups. Inter-segment revenues reflect transactions made on an arms-length basis.

	Canada		Brazil		United States		Consolidated	
Three months ended September 30	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
Revenues from external customers	**744.1**	768.8	**162.0**	179.7	**18.5**	21.3	**924.6**	969.8
Inter-segment revenues	**9.1**	10.8	**1.6**	2.8	**–**	–	**10.7**	13.6
EBIT	**135.0** *(i)*	161.1	**(237.6)** *(ii)*	5.1	**(1.4)**	(1.2)	**(104.0)**	165.0
Assets	**2,523.1**	2,530.3	**934.9**	1,239.6	**156.2**	160.9	**3,614.2**	3,930.8
Goodwill	**198.0**	198.0	**446.8**	610.6	**–**	–	**644.8**	808.6
Impairment charge	**–**	–	**210.0**	–	**–**		**210.0**	–
Amortization of capital assets:								
Amortization of property plant and equipment	**12.2**	12.0	**5.6**	4.8	**–**	–	**17.8**	16.8
Amortization of intangible assets	**–**	–	**0.1**	0.2	**–**	–	**0.1**	0.2
Additions to capital assets	**8.0**	11.2	**2.1**	4.9	**0.1**	–	**10.2**	16.1

	Canada		Brazil		United States		Consolidated	
Six months ended September 30	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
Revenues from external customers	**1,477.9**	1,495.7	**311.8**	327.2	**42.2**	43.3	**1,831.9**	1,866.2
Inter-segment revenues	**20.4**	21.8	**4.6**	5.4	**–**	–	**25.0**	27.2
EBIT	**289.4** *(i)*	320.1 *(iii)*	**(264.4)** *(ii)*	(41.4) *(iv)*	**(2.3)**	(1.8)	**22.7**	276.9
Assets	**2,523.1**	2,530.3	**934.9**	1,239.6	**156.2**	160.9	**3,614.2**	3,930.8
Goodwill	**198.0**	198.0	**446.8**	610.6	**–**	–	**644.8**	808.6
Impairment charge	**–**	–	**210.0**	–			**210.0**	–
Amortization of capital assets:								
Amortization of property plant and equipment	**23.8**	23.7	**11.2**	9.9	**–**	0.1	**35.0**	33.7
Amortization of intangible assets	**–**	–	**0.3**	0.3	**–**	–	**0.3**	0.3
Additions to capital assets	**10.1**	14.5	**4.1**	7.0	**0.1**	–	**14.3**	21.5

(i) Includes the $16.0 merger related costs and $2.2 charge for rationalization costs.
(ii) Includes an impairment charge of $210.0 and the charge for rationalization costs of $1.2.
(iii) Includes the $7.0 gain on sale of a property.
(iv) Includes a provision for rationalization of $43.3.

(Dollars in millions, except share and per share amounts)

Note 9. Discontinued Operations

Cash used for discontinued operations of $2.1 ($5.5 source of cash in fiscal 2004) in the three month period and $2.4 ($0.8 source of cash in fiscal 2004) in the six month period were used for operating activities.

Note 10. Subsequent Event

As part of its continuing strategic review of the Brazilian operations, the Corporation will record a charge of approximately $50 against earnings in the coming quarters, relating to the closure of the Queimados brewery and organization right-sizing including sales centres.

On October 28, 2004, the Board of Directors of the Corporation approved the closure of the Queimados plant. The earnings charge relating to the plant closure, which is estimated at $35, will consist mainly of a fixed asset write down.

Note 11. Comparative Figures

Certain comparative figures have been restated to conform to the current period's basis of presentation.

Shareholder Information

Corporate Profile

Molson is one of the world's largest brewers of quality beer with operations in Canada, Brazil and the United States. A global brewer with $3.5 billion in gross annual sales, Molson traces its roots back to 1786 making it North America's oldest beer brand. Committed to brewing excellence, Molson combines the finest natural ingredients with the highest standards of quality to produce an award-winning portfolio of beers including Canadian®, Export®, Molson Dry®, Rickard's®, Marca Bavaria®, Kaiser Pilsen®and Bavaria®.

Stock Exchange Listing
Toronto Stock Exchange

Trading symbols
Class A: MOL.A
Class B: MOL.B

Registered and Executive Office

1555 Notre-Dame Street East, Montreal, Quebec H2L 2R5
Telephone: (514) 521-1786

Registrar and Transfer Agent

CIBC Mellon Trust Company, Halifax, Montreal, Toronto, Winnipeg, Regina, Calgary and Vancouver
Answerline™: 1 800 387-0825
E-mail: inquiries@cibcmellon.com
Website: www.cibcmellon.com

Stock Dividend Plan

Under the Corporation's Optional Stock Dividend Plan, shareholders may, if and as determined by the Board, elect to receive their dividends in the form of Class A non-voting shares instead of cash. Shareholders wishing to obtain more information about this Plan should write to the Secretary, 1555 Notre-Dame Street East, Montreal, Quebec, H2L 2R5.

Shareholder and Investor Relations

Shareholders, institutional investors, brokers, security analysts and others desiring financial information, having inquiries or wishing to obtain copies of the Corporation's Annual Report or Annual Information Form should write to:

Investor Relations, Molson Inc.,
1555 Notre-Dame Street East, Montreal, Quebec H2L 2R5
investor.relations@molson.com

Additional financial information has been filed electronically with various securities regulators in Canada through SEDAR.

www.molson.com


MOLSON
M
1786

Molson Inc.
1555 Notre-Dame Street East
Montréal, Québec, Canada H2L 2R5
Telephone: (514) 521-1786
Facsimile : (514) 598-6866

MOLSON INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

This Management's Discussion and Analysis contains forward-looking statements reflecting management's current expectations regarding future operating results, economic performance, financial condition and achievements of the Corporation. Forward-looking statements are subject to certain risks and uncertainties and actual results may differ materially. These risks and uncertainties are detailed in Molson filings with the appropriate securities commissions and include risks related to foreign exchange, commodity prices, tax matters, foreign investment and operations as well as contingent liabilities. The Corporation undertakes no obligation to update or revise any forward-looking statements publicly.

The following comments are intended to provide a review and analysis of the Corporation's results of operations and financial position for the three and six months ended September 30, 2004 in comparison with the three and six months ended September 30, 2003, and should be read in conjunction with the consolidated financial statements and accompanying notes. Unless otherwise indicated, all amounts are expressed in Canadian dollars.

Overview

	Three months ended September 30		Six months ended September 30	
(Dollars in millions, except per share amounts)	**2004**	2003	**2004**	2003
Sales and other revenues	**$ 924.6**	$ 969.8	**$ 1,831.9**	$ 1,866.2
Brewing excise and sales taxes	**250.2**	254.2	**482.5**	488.8
Net sales revenue	**$ 674.4**	$ 715.6	**$ 1,349.4**	$ 1,377.4
Earnings before interest, income taxes and amortization (EBITDA) and the under-noted	**$ 143.3**	$ 182.0	**$ 287.4**	$ 347.2
Impairment charge	**210.0**	–	**210.0**	–
Merger related costs and provisions for rationalization	**19.4**	–	**19.4**	36.3
EBITDA	**(86.1)**	182.0	**58.0**	310.9
Amortization of capital assets	**17.9**	17.0	**35.3**	34.0
Earnings before interest and income taxes (EBIT)	**(104.0)**	165.0	**22.7**	276.9
Net interest expense	**22.6**	22.9	**42.9**	47.7
Income tax expense	**40.7**	46.2	**85.7**	88.6
Earnings (loss) before minority interest	**(167.3)**	95.9	**(105.9)**	140.6
Minority interest	**49.4**	0.6	**56.3**	10.6
Net earnings (loss)	**$ (117.9)**	$ 96.5	**$ (49.6)**	$ 151.2
Basic net earnings (loss) per share	**$ (0.92)**	$ 0.76	**$ (0.39)**	$ 1.19
Diluted net earnings (loss) per share	**$ (0.92)**	$ 0.75	**$ (0.39)**	$ 1.17
Dividends per share	**$ 0.15**	$ 0.14	**$ 0.30**	$ 0.28
Weighted average outstanding shares *(millions)*				
Basic	**127.7**	127.1	**127.6**	127.0
Diluted	**127.7**	129.2	**127.6**	129.1

EBIT is defined as earnings before interest and income taxes. The Corporation uses EBIT to evaluate the financial and operating performance of its business units and segments. The Corporation believes that EBIT is a useful indicator of profitability of its business segments. EBIT is not intended as an alternative measure of net earnings as determined in accordance with Canadian generally accepted accounting principles. Because EBIT may not be calculated identically by all companies, the presentation in the Corporation's financial statements may not be directly comparable to similarly titled measures of other companies. The reconciliation of net earnings as determined in accordance with Canadian generally accepted accounting principles to EBIT is provided in the table on page one.

For the quarter ended September 30, 2004, net sales revenue decreased 5.8% to $674.4 million compared to $715.6 million for the same period last year. The decrease reflects lower net sales in both Canada and Brazil mainly due to lower volumes. Consolidated brewing volume decreased by 8.4% to 5.13 million hectolitres versus 5.59 million hectolitres for the same period last year with volume down by 6.8% and 9.6% in Canada and Brazil respectively.

In the second quarter of fiscal 2005, as part of its continuing strategic review of its Brazilian operations, the Corporation recorded an impairment charge of $168.0 million after minority interest ($210.0 million at the EBIT level).

Also in the quarter, the Corporation incurred $19.4 million ($13.2 million net of tax and minority interest) of costs related to the proposed merger between Molson Inc. and the Adolph Coors Company ("Coors") and other unrelated provisions for rationalization. The merger related costs incurred to date are $16.0 million. The provisions for rationalization of $3.4 million consist of $2.2 million in Canada and $1.2 million in Brazil.

The net loss for the three months ended September 30, 2004 was $117.9 million and net loss per share was $0.92.

Excluding the current quarter's impairment charge, the merger related costs and provisions for rationalization, net earnings for the period were $63.3 million or a 34.4% decrease from $96.5 million for the same period last year. Net earnings per share decreased 34.2% to $0.50 per share on the same basis.

The net loss for the six months ended September 30, 2004 was $49.6 million compared to net earnings of $151.2 million for the six months ended September 30, 2003. The prior year's earnings included a charge for the plant closure in Brazil in the amount of $43.3 million (R$92.2 million). In addition, the Corporation completed the sale, in the prior year's first quarter, of a residual property adjacent to the Barrie brewery for a pre-tax gain of $7.0 million.

Excluding the impairment charge and merger related costs in the current quarter and the provisions for rationalization costs in both years, net earnings for the six-month period was $131.6 million or a 27.3% decrease from $181.1 million for the same period last year. Net earnings per share decreased 27.9% to $1.03 per share compared to $1.43 per share last year on the same basis.

For the three month period ended September 30, 2004, EBIT in Canada decreased 4.9% to $153.2 million excluding the merger related costs and provisions for rationalization of $18.2 million, and reflects cooler and wetter summer weather and the continued strength of the value segment in certain regional markets. Canada's EBIT for the six months ended September 30, 2004 declined 1.8%, excluding the merger related costs in the current quarter and provisions for rationalization in both years. Brazil's EBIT in the quarter and year-to-date was negatively impacted by higher expenditures in both marketing and sales centre costs, as well as lower volumes.

Net interest expense for the quarter was $22.6 million which was $0.3 million lower than the prior year reflecting an overall decrease in average debt and related interest expense in Canada for the three-month period partially offset by higher net debt and interest bearing liabilities in Brazil. For the six months ended September 30, 2004, net interest expense was $42.9 or $4.8 million lower than the same period last year.

The effective tax rate for the three months ended September 30, 2004 was 45.4% compared to 32.5% last year reflecting the mix of earnings and no tax recovery being recorded on the Brazil losses. The effective tax rate for the six months ended September 30, 2004 on net earnings was 43.8% compared to 32.5% last year. The effective tax rate for both the three and six month period ending September 30, 2004 exclude the impairment charge, merger related costs and provisions for rationalization.

Review of Operations

Molson's business operations consist of the ownership of 100% of Molson Canada; 80% of Cervejarias Kaiser Brasil, S.A. ("Kaiser"); 49.9% of Coors Canada (results proportionately consolidated) and a 50.1% interest in Molson USA, which markets and distributes the Molson brands in the United States (results also proportionately consolidated).

Net Sales Revenue

Net sales revenue in the quarter decreased by 5.8% to $674.4 million reflecting lower volumes in Canada and Brazil partially offset by favourable consumer prices in Canada. In addition, the impact of declining foreign exchange rates (Brazilian real and the US dollar) relative to the Canadian dollar had a negative impact on the consolidated net sales revenue figure when measured in Canadian dollars.

The following table details certain financial information by business unit:

	Sales From External Customers				**Net Sales Revenue**			
(Dollars in millions)	Three months ended September 30		Six months ended September 30		Three months ended September 30		Six months ended September 30	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003
Canada	**744.1**	768.8	**1,477.9**	1,495.7	**579.0**	599.5	**1,159.2**	1,161.9
Brazil	**162.0**	179.7	**311.8**	327.2	**79.7**	98.2	**154.2**	179.0
United States	**18.5**	21.3	**42.2**	43.3	**15.7**	17.9	**36.0**	36.5
Consolidated	**924.6**	969.8	**1,831.9**	1,866.2	**674.4**	715.6	**1,349.4**	1,377.4

	EBITDA				**EBIT**			
(Dollars in millions)	Three months ended September 30		Six months ended September 30		Three months ended September 30		Six months ended September 30	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003
Canada	**165.4**	173.1	**331.4**	336.8	**153.2**	161.1	**307.6**	313.1
Brazil	**(20.7)**	10.1	**(41.7)**	12.1	**(26.4)**	5.1	**(53.2)**	1.9
United States	**(1.4)**	(1.2)	**(2.3)**	(1.7)	**(1.4)**	(1.2)	**(2.3)**	(1.8)
Totals before the following:	**143.3**	182.0	**287.4**	347.2	**125.4**	165.0	**252.1**	313.2
Impairment charge	**(210.0)**	–	**(210.0)**	–	**(210.0)**	–	**(210.0)**	–
Merger related costs and provisions for rationalization	**(19.4)**	–	**(19.4)**	(36.3)	**(19.4)**	–	**(19.4)**	(36.3)
Consolidated	**(86.1)**	182.0	**58.0**	310.9	**(104.0)**	165.0	**22.7**	276.9

Industry Volume and Molson Market Share

The following table sets out industry volume and Molson volume in Canada, Molson volume shipped to the United States as well as Molson's volume in Brazil during the three and six months ended September 30, 2004 and 2003:

Volume

	Three months ended September 30		Six months ended September 30	
(Hectolitres in millions)	**2004 Estimated**	2003 Actual	**2004 Estimated**	2003 Actual
Industry volume in Canada [i]	**6.08**	6.12	**12.00**	12.01
Molson (Canada)	**2.58**	2.76	**5.10**	5.35
Molson production for shipment to the United States	**0.42**	0.47	**0.92**	1.00
Brazil	**2.13**	2.36	**4.10**	4.41
Total Molson volume	**5.13**	5.59	**10.12**	10.76

[i] *Sources: Brewers of Canada, provincial liquor authorities and industry distribution companies.*

Total estimated industry sales volume in Canada decreased 0.6% from 6.12 million hectolitres to 6.08 million hectolitres for the three months ended September 30, 2004, compared to the same period last year reflecting poor weather conditions across certain significant regions in Canada. Molson's volume in Canada decreased 6.8% to 2.58 million hectolitres during the same period with volume declines in both the Ontario/West and Quebec/Atlantic regions. Molson's overall production for sale in the United States declined 12.0% and Brazil volume declined 9.6% in the quarter.

For the six months ended September 30, 2004, total estimated industry sales volume in Canada was virtually unchanged at 12.00 million hectolitres, compared to the same period in fiscal 2004. Molson's volume in Canada decreased 4.8% to 5.10 million hectolitres during the same period. Molson's production for sale in the United States declined 7.5% while volume in Brazil declined 7.1% to 4.10 million hectolitres.

Canada

Net sales revenue decreased by 3.4% to $579.0 million in the quarter reflecting lower volumes and partially offset by higher consumer prices when compared to last year. EBIT decreased 16.2% to $135.0 million for the three months ended September 30, 2004. EBIT, excluding the merger related costs and provisions for rationalization in the amount of $18.2 million, decreased 4.9% to $153.2 million. The EBIT decline was attributed to lower volumes from industry declines and market share erosion due to the strengthening value segment in certain regional markets.

For the six months ended September 30, 2004, net sales revenue was virtually flat, declining by 0.2% to $1,159.2 million reflecting lower volumes partially offset by increased consumer prices. EBIT, excluding the merger related costs in the current year and the provisions for rationalization in both years, decreased 1.8% to $307.6 million. P125 continues to progress well and remains on track to deliver savings of approximately $43 million in this fiscal year. To date, savings of $18 million have been achieved in the six months ended September 30, 2004.

Market Share (%)

	Three months ended September 30		Six months ended September 30	
	2004 Estimated	2003 Actual	**2004 Estimated**	2003 Actual
Including sales of imports:				
Canada	**42.4**	45.2	**42.5**	44.6
Quebec/Atlantic	**42.3**	45.7	**42.8**	44.4
Ontario/West	**42.5**	44.9	**42.4**	44.7

Sources: Brewers of Canada, provincial liquor authorities and industry distribution companies.

Molson's core brand share decreased 0.7 share points on a national basis during the three months ended September 30, 2004 and the six-month period was unchanged from the prior year. Average market share for all beer sold in Canada declined 2.8 share points to 42.4% from 45.2% for the three months ended September 30, 2004 compared to the same period last year. This decline was due to the continued development of a deep discount value segment in both Ontario and Alberta as well as softness in Quebec when compared to strong volumes last year as a result of a competitor's labour disruption.

The Quebec/Atlantic region's core brand share decreased 0.8 share points for the three months ended September 30, 2004 and increased 0.1 share point for the six months ended September 30, 2004. Total market share decreased 3.4 share points from 45.7% to 42.3% due mostly to the strong performance last year during a competitor's labour disruption. Despite the share declines, there continues to be positive results from the launch of Cold Shots®, continued growth of ExLight® and the strong performance of Coors Light®.

In Ontario/West, core brand market share decreased 0.6 share points for the three months ended September 30, 2004 and was unchanged for the six months ended September 30, 2004 when compared to previous year levels. The overall region's market share declined 2.4 share points from 44.9% to 42.5%. The Ontario and Alberta markets continue to experience strong competitor discount activity and continues to expand supported by regional brewers and beer companies which benefit from preferential tax rates. The Corporation is undertaking significant actions to address this growing segment. In Ontario the Corporation has introduced Bohemian to compete with deep discount brands and stem the softening of the market share due to the growth of the value segment. In addition, there continues to be strong momentum and consumer response to the launch of Canadian Cold Shots® and re-launch of Canadian Light®.

Brazil

The following table summarizes the operating results of Molson's Brazilian business in Brazilian reais and the equivalent Canadian dollar amounts:

	Three months ended September 30				Six months ended September 30			
(Currency in millions)	BRL		CAD		BRL		CAD	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003
Sales from external customers	**368.2**	382.0	**162.0**	179.7	**704.0**	696.7	**311.8**	327.2
Net sales revenue	**181.0**	208.8	**79.7**	98.2	**348.3**	381.3	**154.2**	179.0
EBITDA (i)	**(47.3)**	21.8	**(20.7)**	10.1	**(94.2)**	26.0	**(41.7)**	12.1
EBIT (i)	**(60.3)**	11.1	**(26.4)**	5.1	**(120.1)**	4.2	**(53.2)**	1.9

(i) Results for the quarter ended September 30, 2004 exclude the impairment charge of $210.0 million and the rationalization provision of $1.2 million, before minority interest.

Due to declining sales volumes and the loss of market share, the Corporation revised its long-term forecast of net cash flows from operations in Brazil. The resulting decline in the value of the investment was reflected by a $210.0 million ($168.0 million after minority interest) impairment charge which reduces the goodwill by $130.0 million ($104.0 million after minority interest) and other intangible assets by $80.0 million ($64.0 million after minority interest).

Total sales volume for the quarter was 2.13 million hectolitres compared to 2.36 million hectolitres last year representing a decline of 9.6%. Approximately 66% of the quarter's volume decline occurred in July, which had been a stronger month in fiscal 2004 as Kaiser price increases at that time lagged behind general market increases. While Kaiser continues to experience challenging market conditions, there are encouraging signs under the first full quarter of leadership of Fernando Tigre, CEO of Cervejarias Kaiser Brasil. The declines in monthly volumes have slowed, as evidenced by September results of a volume reduction of 2.4% when compared to the same period in last year.

Volume and market share in the geographic areas where Kaiser has implemented sales centres have generally improved, however the incremental contribution margin is not sufficient to cover the additional operating costs.

Year-to-date volume was 4.10 million hectolitres compared to 4.41 million hectolitres for the same period last year, a decline of 7.1%, which represents an improvement in trend against the 17.7% decline in the same period last year.

Total estimated Molson market share in Brazil was 10.6% for the three-month period ended September 30, 2004 compared to 13.1% for the same period last year and 10.9% for the six months ended September 30, 2004 compared to 13.0% last year, according to ACNielsen data.

Net sales revenue decreased 13.3% from R$208.8 million to R$181.0 million reflecting primarily the 9.6% volume decline in the quarter. Although Kaiser experienced an overall increase in gross revenue per hectolitre in reais of 5.0% for the quarter versus last year, tax increases implemented in certain regions in the latter part of the Corporation's fourth quarter of fiscal 2004 were not fully passed on to the consumer and continue to negatively affect net sales revenue and margin. For the six-month period ended September 30, 2004, net sales revenue decreased 8.6% from R$381.3 million to R$348.3 million.

Net sales revenue, as measured in Canadian dollars, decreased 18.8% in the current quarter and 13.8% year-to-date reflecting the variance in the Brazilian real exchange rate in addition to the above-noted factors.

EBIT in the current quarter was adversely affected by the operating costs of the sales centres established in the latter part of fiscal 2004 and reflected a net variance of approximately R$18 million to the same period last year. In addition, Kaiser incurred higher marketing costs of approximately R$11 million when compared to the same period last year primarily related to increased television advertising during the Olympic Games. General and administrative costs increased marginally reflecting higher depreciation expense while fixed costs were flat with last year.

During the first quarter of fiscal 2004, the Corporation recorded a charge of $43.3 million relating to the closure of the Ribeirão Preto plant in Brazil represented by a $37.5 million write-down of fixed assets to net recoverable amount and employee severance and other closure costs of $5.8 million. There is no remaining accrual.

As part of its continuing strategic review of the Brazilian operations, the Corporation will record a charge of approximately $50.0 million against earnings in the coming quarters, relating to the closure of the Queimados brewery and organization right-sizing including sales centres.

On October 28, 2004, the Board of Directors of the Corporation approved the closure of the Queimados plant. The earnings charge relating to the plant closure, which is estimated at $35 million, will consist mainly of a fixed asset write down.

Kaiser's competitive environment remains intense and sales and market share growth as well as profitability are the biggest challenges facing the brewer. The Corporation is reviewing its overall corporate debt structure as it relates to Brazilian operations to reduce net interest expense and minimize overall risk. Given recent operating losses, the Corporation is planning to refinance a portion of its Brazilian debt with a capital injection from Canada of $45.0 million. Under the new management team, Kaiser looks to make gains in expanded distribution, continue the revitalization of the key brands, review the overall commercial structure, eliminate duplications with bottlers and aggressively pursue cost saving projects.

United States

Molson USA, which is owned 50.1% by Molson and 49.9% by the Coors Brewing Company ("Coors"), is a dedicated business unit in the United States focused on clear operating objectives and a well-defined brand portfolio – Canadian®, Canadian Light®, Golden®, Molson Ice® as well as Molson XXX®. Molson USA is responsible for the marketing and selling of these brands in the United States with Coors providing the sales, distribution and administrative support.

The following table summarizes the operating results of Molson's business in the United States in US dollars and the equivalent Canadian dollar amounts:

Three months ended September 30

(Dollars in millions)	USD		CAD		Molson 50.1% Share CAD	
	2004	2003	**2004**	2003	**2004**	2003
Sales from external customers	**28.2**	30.8	**37.0**	42.5	**18.5**	21.3
Net sales revenue	**23.9**	25.9	**31.3**	35.7	**15.7**	17.9
EBITDA	**(2.2)**	(1.7)	**(2.9)**	(2.3)	**(1.4)**	(1.2)
EBIT	**(2.2)**	(1.7)	**(3.0)**	(2.4)	**(1.4)**	(1.2)

Six months ended September 30

(Dollars in millions)	USD		CAD		Molson 50.1% Share CAD	
	2004	2003	**2004**	2003	**2004**	2003
Sales from external customers	**63.1**	62.3	**84.3**	86.5	**42.2**	43.3
Net sales revenue	**53.7**	52.5	**71.8**	72.8	**36.0**	36.5
EBITDA	**(3.4)**	(2.5)	**(4.5)**	(3.5)	**(2.3)**	(1.7)
EBIT	**(3.5)**	(2.6)	**(4.7)**	(3.7)	**(2.3)**	(1.8)

Overall, Molson's total and Canadian® trademark volume in the United States for the three months ended September 30, 2004 were down 6.9% and 9.5%, respectively, compared to the same period last year. The reasons for the decline in the quarter have been traced primarily to the state of Michigan and to declines in specialty pack volume, specifically 36 and 55 pack cans. In Michigan, volume was down 18% due to heavy focus on specialty packages in the same period last year. In total, 36 and 55 pack cans account for 54% of total volume decline in the quarter.

For the six months ended September 30, 2004 Molson's total and Canadian® trademark volume was down 5.1% and 7.2%, respectively.

While total net sales revenue declined 7.7%, net sales revenue per hectolitre increased in the current quarter 6.6%, versus the same period last year as measured in US dollars. This increase in revenue realization is driven by strong front line price increases and improved brand and package mix, driven primarily by the super premium pricing of Molson XXX®. During the quarter, these gains in pricing were offset by increased operational costs arising primarily from unfavourable foreign exchange.

Over the coming quarters, restoring growth on the Canadian® trademark, as well as continued focus on slowing the Molson Ice® and Golden® declining volume will remain a priority.

Selected Consolidated Quarterly Financial Information

	September 30,		June 30,		March 31,		December 31,	
(Dollars in millions, except per share amounts)	**2004**	2003	**2004**	2003	**2004**	2003	**2003**	2002
Net sales revenue	**$ 674.4**	$ 715.6	**$ 675.0**	$ 661.8	**$ 524.8**	$ 501.5	**$ 623.3**	$ 641.3
Net earnings before the following items, net of tax (i):	**$ 63.3**	$ 96.5	**$ 68.3**	$ 84.6	**$ 42.2**	$ 59.6	**$ 59.6**	$ 66.1
Merger related costs and provisions for rationalization	**(13.4)**	–	**–**	(38.5)	**–**	–	**–**	–
Impairment charge	**(210.0)**	–	**–**	–	**–**	–	**–**	–
Minority interest on Brazil's impairment charge and provisions for rationalization	**42.2**	–	**–**	8.6	**–**	–	**–**	–
Tax adjustment related to changes in enacted future income tax rates	**–**	–	**–**	–	**–**	–	**(16.0)**	–
Net earnings (loss)	**$ (117.9)**	$ 96.5	**$ 68.3**	$ 54.7	**$ 42.2**	$ 59.6	**$ 43.6**	$ 66.1
Net earnings (loss) per share - basic	**$ (0.92)**	$ 0.76	**$ 0.54**	$ 0.43	**$ 0.33**	$ 0.47	**$ 0.34**	$ 0.52
Net earnings (loss) per share - diluted	**$ (0.92)**	$ 0.75	**$ 0.53**	$ 0.42	**$ 0.33**	$ 0.46	**$ 0.34**	$ 0.51

(i) Restated by $0.9 million and $1.0 million in each of the quarters ended December 31, 2002 and March 31, 2003 respectively, reflecting the previously disclosed stock option expense.

Financial Condition and Liquidity

Molson's consolidated balance sheet, together with comparative figures, is summarized as follows:

As at *(Dollars in millions)*	**September 30, 2004**	September 30, 2003	March 31, 2004
Current assets	**$ 374.2**	$ 434.9	$ 430.2
Less current liabilities	**(1,085.7)**	(783.7)	(1,025.4)
Working capital	**(711.5)**	(348.8)	(595.2)
Investments and other assets	**131.8**	130.3	129.7
Property, plant and equipment	**991.2**	990.3	1,022.4
Intangible assets	**2,117.0**	2,375.3	2,348.3
	$ 2,528.5	$ 3,147.1	$ 2,905.2
Represented by:			
Long-term debt	**$ 585.7**	$ 1,034.2	$ 788.4
Deferred liabilities	**323.6**	398.7	359.1
Future income taxes	**415.9**	382.1	400.2
Minority interest	**78.9**	151.6	138.1
	1,404.1	1,966.6	1,685.8
Shareholders' equity	**1,124.4**	1,180.5	1,219.4
	$ 2,528.5	$ 3,147.1	$ 2,905.2

In fiscal 2005, working capital requirements, excluding the current portion of long-term debt, will continue to be funded through cash generated from operations and available credit facilities. The Corporation intends to refinance long-term debt of $279.9 million (March 31, 2004 - $259.9 million) which has been included in current liabilities with either a new term loan or floating rate notes. The working capital deficit as at September 30, 2004, excluding the $279.9 million (March 31, 2004 - $259.9 million) of long-term debt, was $431.6 million (March 31, 2004 - $335.3 million) which was $82.8 million below last year due mainly to lower accounts receivable and prepaids in addition to the increase in Brazil current debt due to continued operating losses.

Shareholders' Equity

For the three and six month period ended September 30, 2004, the Corporation did not repurchase any Class A non-voting or Class B common shares. In the three-month period ended September 30, 2003, the Corporation repurchased 60,300 Class A non-voting shares at a price of $34.99 per share and no Class B common shares. In the six-month period ended September 30, 2003, the Corporation repurchased 751,000 Class A non-voting shares at prices ranging between $32.15 and $34.99 and no Class B common shares.

The total number of Class A non-voting and Class B common shares outstanding at September 30, 2004 were 127,733,389 (127,110,143 at September 30, 2003) consisting of 105,357,713 (104,662,423 at September 30, 2003) Class A non-voting shares and 22,375,676 (22,447,720 at September 30, 2003) Class B common shares.

Dividends

Dividends declared to shareholders totalled $19.2 million in the three-month period ended September 30, 2004, compared with $17.8 million for the same period last year. In fiscal 2005, Molson's quarterly dividend rate was increased by $0.01 or 7% to $0.15 per share effective in the first quarter.

The Board of Directors declared a quarterly dividend of $0.15 per share on the Class A non-voting shares and the Class B common shares. This dividend is payable on January 1, 2005 to shareholders of record at the close of business on December 15, 2004.

The dividends declared are consistent with the previously announced dividend policy, approved by the Board of Directors in November 2001, which targets a dividend payout range of 25% - 30% of trailing net earnings, before the impairment charge, merger related costs and provisions for rationalization.

Financial Instruments and Long-Term Liabilities

Molson's consolidated long-term debt was as follows:

As at *(Dollars in millions)*	**September 30, 2004**	September 30, 2003	March 31, 2004
Molson Inc.			
Term loan	$ **29.9**	$ 89.7	$ 59.9
Debentures	**–**	150.0	150.0
Floating rate notes	**250.0**	200.0	250.0
Molson Canada			
Debentures	**576.0**	579.0	577.6
Brazil	**137.0**	80.9	97.9
	992.9	1,099.6	1,135.4
Less current portion	**407.2**	65.4	347.0
	$ **585.7**	$ 1,034.2	$ 788.4

The medium-term note program is an agreement under which the Corporation may agree to issue debt under terms and conditions that are only determined at the time of placement of the debt. As such, the Corporation's term loan and the $250.0 million floating rate notes are classified as current liabilities. It is the Corporation's intention to refinance with either a new term loan or through the medium-term note program.

Dominion Bond Rating Service, or DBRS, current credit rating for Molson Inc. and Molson Canada's ratings is A (low) and A respectively. On July 20, 2004, DBRS announced that its long-term ratings of Molson Inc. and Molson Canada were placed under review with negative implications, pending clarification of the proposed merger transaction. DBRS stated that once the structure of the combined company is final, DBRS would be in a position to assess how the proposed merger would impact Molson's credit ratings.

On July 26, 2004 Standard and Poor's revised its outlook on Molson Inc. and Molson Canada to negative from stable. At the same time, the BBB+ long-term credit rating on Molson Inc. and Molson Canada was affirmed.

On September 16, 2004, a third party bank exercised its right to cancel the interest rate swap which converted $100.0 million of the Corporation's floating rate note maturing September 16, 2005 to a fixed rate. The Corporation also has an interest rate swap for $100.0 million which converts the Molson Canada debenture due June 2, 2008 with a fixed rate of 6.0% to a variable rate.

On October 19, 2004, the one year $50.0 million floating rate note matured and was refinanced using the term loan credit facility.

Changes in Cash Flows

The increase in cash of $4.2 million in the current quarter and year-to-date, together with a comparison for fiscal 2004, is summarized below:

(Dollars in millions)	Three months ended September 30		Six months ended September 30	
	2004	2003	**2004**	2003
Provided from operating activities	$ **155.4**	$ 234.7	$ **137.5**	$ 139.3
Used for investing activities	**(10.4)**	(15.0)	**(15.5)**	(6.5)
Used for financing activities	**(138.6)**	(177.6)	**(122.1)**	(95.3)
Increase (decrease) in cash from continuing operations	**6.4**	42.1	**(0.1)**	37.5
Increase (decrease) in cash from discontinued operations	**(2.1)**	5.5	**(2.4)**	0.8
Effect of exchange rate changes on cash	**(0.1)**	(0.8)	**-**	0.1
Increase (decrease) in cash	$ **4.2**	$ 46.8	$ **(2.5)**	$ 38.4

For the three months ended September 30, 2004, cash provided from operating activities decreased 33.8% to $155.4 million from $234.7 million in the same period last year. The decrease reflects lower net earnings, before the non-cash impairment charge, lower working capital and increased pension funding in comparison to prior year.

Included in operating activities is cash provided from working capital of $85.7 million in the quarter which relates to lower accounts receivable and prepaids partially offset by lower accounts payable.

During the current quarter and the previous year's quarter, cash used for investing activities consisted primarily of additions to property, plant and equipment.

Cash used for financing activities in the second quarter of fiscal 2005 included a net reduction in long-term debt of $135.8 million and $14.0 million from the securitization of accounts receivable offset by dividends paid of $18.8 million. In the second quarter of fiscal 2004 cash used for financing activities included a net decrease in long-term debt of $170.6 million, $10.0 million from the securitization of accounts receivable offset by dividends paid of $17.1 million.

Cash used for discontinued operations consisted of $2.1 million in the second quarter of fiscal 2005 and $5.5 million provided from in the second quarter of fiscal 2004 for operating activities to fund obligations previously provided for in the accounts.

Impairment Charge

In the second quarter of fiscal 2005, Molson recorded an impairment charge of $210.0 million ($168.0 million after minority interest). As at March 31, 2004, Molson estimated that the fair value of the Brazil intangible assets exceeded their book value and that strategic initiatives underway to grow volume would be successful. A review of the performance achieved during the first half of fiscal 2005 made it clear that volume growth would be more difficult to achieve and take more time than anticipated. Accordingly, in determining the value of the Brazil goodwill and intangible assets, assumptions were revised to reflect this more conservative estimate.

Outlook

On July 21, 2004, the Corporation entered into a definitive agreement with Coors to combine the two companies in a merger of equals.

If the merger is successful Coors will change its name to Molson Coors Brewing Company ("Molson Coors") and will be the world's fifth largest brewing company by volume, with combined beer sales of 60 million hectoliters and a strong foundation of established brands in four of the world's top eight beer markets.

The transaction is structured as a share exchange whereby Molson Inc. shares will, through a series of exchanges, be exchanged for shares of Molson Coors common stock and/or exchangeable shares of Molson Coors ExchangeCo, a subsidiary of Molson Coors.

The combination is expected to unlock significant value for shareholders. From the outset, value creation will come from the ability to focus marketing investments on core brands to grow revenues and the ability to capture an expected US$175 million in annualized synergies, half of which are expected to be realized within the first 18 months following completion of the merger. Secondly, a stronger overall financial platform will lead to deeper support of core brands and key markets to drive revenue, share and volume growth. Finally the merger will create the scale and balance sheet strength to allow Molson Coors Brewing Company to compete more effectively in the increasingly global and highly dynamic brewing industry long-term.

The transaction is subject to applicable shareholder, regulatory and court approvals. The first step in the shareholder approval process was accomplished on September 17, 2004 with the filing by Coors of a preliminary proxy circular with the Securities and Exchange Commission (SEC) in the U.S.

In Canada, industry volume is expected to grow marginally over the next 12 months consistent with historical levels with the value segment continuing to grow.

The Corporation is focused on strengthening the Canadian® franchise and growing core brands in order to grow volume and ultimately overall share.

In Brazil, the focus remains on growing volume, increasing distribution and closing the price gap while at the same time aggressively controlling costs. The competitive environment has stiffened with the emergence of a third brewer and continued pressure on market share growth.

Comparative Figures

Certain comparative figures have been restated to conform to the current year's basis of presentation.